Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

KAREP MASTER JV, LLC,

KAREP ACQUISITIONS VEHICLE, LLC,

SENTIO HEALTHCARE PROPERTIES, INC.,

SENTIO HEALTHCARE PROPERTIES OP, L.P.

and

SENTIO INVESTMENTS, LLC,

solely in its capacity as the Stockholders’ Representative

dated as of

May 3, 2017

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Exhibit A  Form of Voting Agreement

Exhibit B  Form of Surviving Entity Certificate of Formation

Exhibit C  Form of Surviving Entity Limited Liability Company Agreement

Exhibit D Leasing Parameters

Exhibit E  Form of Tax Representation Letter

Exhibit F  Form of Tax Opinion

Exhibit G   Form of Contingent Value Rights Agreement

Exhibit H  Sample Other Net Assets Calculation

Exhibit I  Form of Indemnity Escrow Agreement

Exhibit J  Form of Affidavit

Exhibit K  Merger Consideration Allocation Agreement

Annex A  Indemnification

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated May 3, 2017, is by and among KAREP MASTER JV, LLC, a Delaware limited liability company (“Parent”), KAREP ACQUISITIONS VEHICLE, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), SENTIO HEALTHCARE PROPERTIES, INC., a Maryland corporation (the “Company”), SENTIO HEALTHCARE PROPERTIES OP, L.P., a Delaware limited partnership (the “Company Operating Partnership”), and SENTIO INVESTMENTS, LLC, a Florida limited liability company, solely in its capacity as the Stockholders’ Representative. All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub, the Company, the Company Operating Partnership and the Stockholders’ Representatives are each sometimes referred to herein as a “Party” and collectively as the “Parties” (provided such reference shall only include the Stockholders’ Representative if the context of such reference is applicable in accordance with Section 9.16).

RECITALS

WHEREAS, the Parties wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each share of (a) common stock, $0.01 par value per share, of the Company (the “Company Common Stock”), and (b) preferred stock, $0.01 par value per share, of the Company (the “Company Preferred Stock” and collectively with the Company Common Stock, the “Shares”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the applicable Merger Consideration (as defined herein) upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) duly and validly authorized the execution and delivery of this Agreement and determined and declared the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) advisable and in the best interests of the Company and the Company’s stockholders, (b) directed that the Merger and the other Transactions be submitted for consideration at a meeting of the Company’s stockholders and (c) subject to Section 5.2, resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement;

WHEREAS, the board of directors of Parent has duly and validly authorized the execution and delivery of this Agreement and declared that this Agreement, the Merger and the other Transactions are advisable and in the best interests of Parent and its stockholders;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other Transactions;

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WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, Parent or an affiliate of Parent, on behalf of Parent, has deposited with First American Title Insurance Company (the “Escrow Agent”) to be held in an escrow account (the “Deposit Escrow Account”) the sum of $25,000,000 (the “Deposit Escrow Amount”) pursuant to the terms of the escrow agreement by and among Parent, the Company and the Escrow Agent (the “Deposit Escrow Agreement”) in the form agreed to by the Parties;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain of the Company’s stockholders have executed and delivered to Parent a voting agreement in the form attached hereto as Exhibit A pursuant to which such stockholders have agreed to vote to approve the Merger and the other Transactions subject to certain terms and conditions contained therein; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and subject to the conditions herein contained, and intending to be legally bound hereby, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

Section 1.1           The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the MGCL and the DLLCA.

Section 1.2           Closing. The closing of the Merger (the “Closing”) will take place from 9:00 a.m. to and including the Effective Time at the offices of Hogan Lovells US LLP, 555 Thirteenth Street, Washington, DC, 20004, on the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided, however, that Parent may extend the Closing Date to obtain any Ground Lease Estoppels or Tenant Estoppels reasonably requested by Parent or the Debt Financing Sources; provided, that in no event, shall Parent be able to postpone the Closing Date beyond the Outside Date. The date on which the Closing actually takes place is referred to as the “Closing Date.”

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Section 1.3           Effective Time. On the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DLLCA and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or the DLLCA in connection with the Merger. The Merger shall become effective on such date and time (not to exceed one (1) business day from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the DSOS) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4           Governing Documents. At the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time and in the forms attached hereto as Exhibit B and Exhibit C, respectively, shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement.

Section 1.5           Manager and Officers of the Surviving Entity. The manager of Merger Sub immediately prior to the Effective Time shall be and become the manager of the Surviving Entity as of the Effective Time. The officers of Merger Sub immediately prior to the Effective Time shall be and become the officers of the Surviving Entity as of the Effective Time.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1           Merger Consideration.

(a)          Aggregate Cash Merger Consideration. The aggregate cash consideration to be paid in respect of the Merger by Parent and Merger Sub (the “Aggregate Cash Merger Consideration”) shall be calculated as follows (provided that if an adjustment is reflected in more than one subsection below, the adjustment shall only be made once):

(i)          $788,625,000 (the “Base Purchase Price”);

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(ii)         minus, Total Debt Outstanding;

(iii)        minus, Development Project Debt Adjustments;

(iv)        plus, Cash (for the avoidance of doubt, Cash at the Estimated Closing Date shall not be reduced by the amount of the Advisory Agreement Payment Amount and unpaid Expenses, which are specified in Section 2.1(a)(vii) and Section 2.1(a)(ix));

(v)         plus, Other Net Assets if the calculation of Other Net Assets results in a positive number;

(vi)        minus, the absolute value of Other Net Assets if the calculation of Other Net Assets results in a negative number;

(vii)       minus, the Advisory Agreement Payment Amount, which shall be paid by the Company at Closing in accordance with the Merger Consideration Allocation Agreement;

(viii)      minus, the value, as set forth on Section 2.1(a)(viii) of the Company Disclosure Letter, of any equity interest in a Company Joint Venture held by a joint venture partner of the Company or the Company Subsidiaries as of the close of business on the business day prior to the Closing Date;

(ix)         minus, the aggregate amount of the Company’s and the Company Subsidiaries’ unpaid Expenses to the extent not included in the calculation of Other Net Assets;

(x)          minus, the equity value, as set forth on Section 2.1(a)(x) of the Company Disclosure Letter, of any Company Property that is excluded or under contract to be excluded from the Transactions as a result of a joint venture partner of the Company or one of the Company Subsidiaries exercising its right to acquire the Company’s or the applicable Company Subsidiary’s interest in the Company Property;

(xi)         minus, in the event of casualty with respect to a Company Property, to the extent not included in the calculation of Other Net Assets, an amount equal to the sum of (A) the difference between the insurance proceeds entitled to be received by the Company or any Company Subsidiary and the cost to restore the affected Company Property as reasonably determined by Parent and (B) the difference between insurance proceeds entitled to be received by the Company from any lost rent insurance policy with respect to the affected Company Property and the aggregate amount of rent lost due to the casualty;

(xii)        minus, the amount of the Arbitrator’s fees, if any, attributable to the Company as determined in accordance with Section 2.1(b)(iii);

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(xiii)       plus, the excess of (A) the equity value (purchase price net of other assets and debt) received by the Company or one of the Company Subsidiaries with respect to the properties set forth on Section 2.1(a)(xiii) of the Company Disclosure Letter over (B) the equity value of such properties, as set forth on Section 2.1(a)(xiii) of the Company Disclosure Letter, to the extent not previously reduced to Cash or included in the calculation of Other Net Assets; provided, however, if any such excess amount is received after the Calculation Date, at the Effective Time Parent shall or shall cause such excess amount received to be delivered to the Rights Agent to be paid to the holders of Contingent Value Rights promptly following the Effective Time;

(xiv)      plus, $4,000,000, in the event the Company or one of the Company Subsidiaries has, on or prior to the Calculation Date, entered into the lease amendments set forth on Section 2.1(a)(xiv) of the Company Disclosure Letter to the extent the Kindred Hospital Rome have not been sold and are not under definitive agreement to be sold and will not be sold prior to the Estimated Closing Date; provided, however, if the lease amendments set forth on Section 2.1(a)(xiv) of the Company Disclosure Letter are entered into after the Calculation Date but before the Effective Time, Parent shall deliver or cause to be delivered $4,000,000 to the Rights Agent to be paid to the holders of Contingent Value Rights promptly following the Effective Time;

(xv)       minus, $8,000,000 (the “Indemnity Escrow Amount”), which will be deposited with the Indemnity Escrow Agent in accordance with Section 2.4 to be held in an escrow account (the “Indemnity Escrow Account”) pursuant to the terms of the escrow agreement by and among Parent, the Stockholders’ Representative and the Indemnity Escrow Agent (the “Indemnity Escrow Agreement”) in the form attached hereto as Exhibit I, which shall be executed and delivered at the Closing; provided that if, prior to the Calculation Date, the Company is unable to consummate the sale, either directly or indirectly, of its partnership interests in Bryan MOB Partners, L.P. or of the underlying real property to a party in which Parent will not acquire, directly or indirectly, any interest upon the consummation of the Transactions, the Indemnity Escrow Amount shall be $11,726,098;

(xvi)      minus, $1,000,000 (the “Representative Amount”), which will be delivered to the Stockholders’ Representative in accordance with Section 2.4;

(xvii)     minus, $800,000 minus the Approved Capex Amount (the “Capex Adjustment”);

(xviii)    minus, the amount of the promote liability payable to Woodbine Senior Living, LLC at the Company Property known as “Spring Village at Essex” (the “Spring Village Promote Amount”);

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provided, however, that in no event shall the Aggregate Cash Merger Consideration be less than $382,407,161 (the “Minimum Collar”) or greater than $398,407,161 (the “Maximum Collar”); provided further that if the Aggregate Cash Merger Consideration is increased pursuant to either Section 2.1(a)(xiii) or Section 2.1(a)(xiv), each of the Minimum Collar and Maximum Collar shall be increased by the sum of (A) the positive amount, if any, of Section 2.1(a)(xiii), and (B) the positive amount, if any, of Section 2.1(a)(xiv). Simultaneously with the Closing, the Company shall cause to be paid the Advisory Agreement Payment Amount and the unpaid Expenses of the Company (including all outstanding amounts owed to the Company Financial Advisors and legal counsel, if any).

(b)          Closing Statement.

(i)          At least fifteen (15) business days prior to the Calculation Date, the Company and Parent shall agree in good faith to the Estimated Closing Date (which shall be based on the date on which the Parties reasonably believe all conditions to consummation of the Merger set forth in Article VII will be satisfied). The Company shall prepare in good faith and deliver to Parent and Merger Sub, not less than ten (10) business days prior to the Calculation Date, a projected balance sheet of the Company on a consolidated basis as of the close of business on the Estimated Closing Date, together with a statement (the “Closing Statement”) that will set forth in reasonable detail a good faith projection and supporting documentation, prepared from the books and records of the Company and/or other information, as applicable, based on the most recent financial information available as of such date, of (A) Total Debt Outstanding of the Company and the Company Subsidiaries, (B) the Development Project Debt Adjustments, (C) Cash, (D) Other Net Assets, (E) the Advisory Agreement Payment Amount, (F) the value, as set forth on Section 2.1(a)(viii) of the Company Disclosure Letter, of any equity interest in a Company Joint Venture held by a joint venture partner of the Company or the Company Subsidiaries, (G) unpaid Expenses of the Company and the Company Subsidiaries to the extent not included in the calculation of Other Net Assets, (H) the equity value, as set forth on Section 2.1(a)(x) of the Company Disclosure Letter, of any Company Property that is excluded or under contract to be excluded from the Transactions, (I) to the extent not included in the calculation of Other Net Assets, (1) the difference between the insurance proceeds entitled to be received by the Company or any Company Subsidiary with respect to a casualty experienced by a Company Property and the cost to restore the affected Company Property as reasonably determined by Parent and (2) the difference between insurance proceeds entitled to be received by the Company from any lost rent insurance policy with respect to the affected Company Property and the aggregate amount of rent lost due to the casualty, (J) the Capex Adjustment, and (K) the Spring Village Promote Amount. The Closing Statement shall be prepared in good faith by the Company and in accordance with the principles, policies and practices set forth on Section 2.1(b)(i) of the Company Disclosure Letter, which includes an illustrative projection of the Aggregate Cash Merger Consideration as of the Initial Estimated Closing Date (the “Illustrative Projected Aggregate Cash Merger Consideration”). To the extent that the Company and Parent are unable to agree to the Estimated Closing Date at least fifteen (15) business days prior to the Calculation Date, then the Company shall deliver, not less than ten (10) business days prior to the Calculation Date, draft Closing Statements based on (a) the Company’s proposed Estimated Closing Date (which shall be based on the date on which the Company reasonably believes all conditions to consummation of the Merger set forth in Article VII will be satisfied), (b) Parent’s proposed Estimated Closing Date (which shall be based on the date on which Parent reasonably believes all conditions to consummation of the Merger set forth in Article VII will be satisfied) and (c) the date that is the midpoint of the Parties’ proposed Estimated Closing Dates. In the event that the Aggregate Cash Merger Consideration as determined pursuant to the draft Closing Statement prepared based on Parent’s proposed Estimated Closing Date is more than $1 million less than the Aggregate Cash Merger Consideration as determined pursuant to the draft Closing Statement prepared based on the Company’s proposed Estimated Closing Date, the parties shall submit both draft Closing Statements to the Arbitrator in accordance with Section 2.1(b)(iii) for the Arbitrator to determine which proposed Estimated Closing Date is more reasonable given the remaining conditions to the Closing required to be satisfied under Article VII; provided, however, if the Aggregate Cash Merger Consideration as determined pursuant to the draft Closing Statement prepared based on Parent’s proposed Estimated Closing Date is $1 million or less than the Aggregate Cash Merger Consideration as determined pursuant to the draft Closing Statement prepared based on the Company’s proposed Estimated Closing Date, the parties shall use the date that is the midpoint of the Parties’ proposed Estimated Closing Dates for purposes of the Closing Statement.

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(ii)         The Company shall in good faith consult with Parent with respect to the preparation of the Closing Statement (or in the event of a disagreement as to the Estimated Closing Date, the Closing Statements), and Parent and its Representatives shall have reasonable access during normal business hours to the books, records and officers of the Company to the extent reasonably required in connection with their review of the Closing Statement (or in the event of a disagreement as to the Estimated Closing Date, the Closing Statements) and the components thereof.

(iii)        If Parent in good faith disagrees with any of the adjustments or calculations set forth on the Closing Statement, it shall provide a notice to the Company within three business day after Parent’s receipt of the Closing Statement setting forth the items with which it disagrees with reasonably detailed support in respect of such disagreement (the “Parent Objection Notice”). If (A) the Parties are, after using their respective good faith efforts, unable to reach agreement on all such items within two (2) business days following receipt by the Company of a Parent Objection Notice and (B) the aggregate amount in dispute as set forth in the Parent Objection Notice is greater than $1,000,000, or if Parent and the Company were unable to agree upon the Estimated Closing Date pursuant to Section 2.1(b)(i), then Parent and the Company shall immediately cause Ernst & Young LLP (the “Arbitrator”) to promptly review this Agreement and the disputed line items in the Closing Statement for the purpose of resolving such dispute or disputes (for the avoidance of doubt, if the Estimated Closing date is mutually agreed but the disputed amount is less than $1,000,000, the amounts set in the Closing Statement shall be deemed final if the Parties fail to otherwise agree within such two (2)-business day period). In reviewing the Closing Statement (or in the event of a dispute as to the Estimated Closing Date, each Closing Statement), the Arbitrator shall apply the same principles, policies and practices set forth on Section 2.1(b)(i) of the Company Disclosure Letter and used in the preparation of the Illustrative Projected Aggregate Cash Merger Consideration. In performing its review, the Arbitrator shall (A) apply only the provisions of this Section 2.1 (including the review standard set forth in the preceding sentence), (B) determine the accurate application of such provisions to only those line items in the Closing Statement as to which Parent has disagreed and which Parent and the Company have been subsequently unable to reach agreement, (C) limit the scope of its determination to the appropriate amount for each of the previously unresolved line items in the Parent Objection Notice, and shall make a final determination in writing, binding on the Parties, of the appropriate amount with respect to each such line item by selecting in its entirety either the position initially submitted to the Arbitrator by the Company or the position initially submitted to the Arbitrator by the Parent pursuant to this Section 2.1(b)(iii) that the Arbitrator believes, taking into account the review standard, is, or is closest to, the most accurate calculation with respect to such disputed line item and (D) if applicable, select the Estimated Closing Date proposed by Parent or the Company based on which date is closer to the most reasonable estimation of when the Closing Date could occur, considering only the remaining conditions to the obligations of the parties to effect the Closing in Article VII. The Arbitrator shall adopt in its entirety the position of the Company or Parent on each disputed line item or proposed Estimated Closing Date (as applicable) and shall not choose any other figure for any such disputed line item or any other date but, for the avoidance of doubt, the Arbitrator may adopt one Party’s position on some disputed line items and the other Party’s position on other disputed line items but must adopt one party’s proposal as to the Estimated Closing Date. The Arbitrator shall be required to deliver to Parent and the Company, as promptly as practicable, but no later than thirty (30) calendar days after the Arbitrator is engaged, a report setting forth its resolution of the disputed line items and the selected Estimated Closing Date. Parent and the Company shall promptly comply with all reasonable requests by the Arbitrator for information, books, records and similar items. The Company and Parent shall each be responsible for half of the fees of the Arbitrator.

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(iv)        If the Arbitrator is unable to resolve all disputed line items set forth in the Parent Objection Notice or select the Estimated Closing Date, as applicable, prior to the initial Calculation Date, the Calculation Date and the Special Meeting shall be postponed for a period of time sufficient to facilitate resolution of the remaining disputed line items, but (a) each of Parent and the Company shall have five (5) calendar days following engagement of the Arbitrator to submit materials supporting such Party’s position and (b) in any event the Calculation Date shall not be postponed to a date more than thirty (30) calendar days following the engagement of the Arbitrator, unless such day is not a business day, in which case it will be postponed to the next succeeding business day. The Company shall take all actions required to postpone the Special Meeting, including, without limitation, as necessary, preparing and mailing a supplement to the Proxy Statement. The Calculation Date and the Special Meeting shall not be postponed on more than one occasion in order to facilitate the arbitration provided for in this Section 2.1. In the event that the Arbitrator does not reach resolution within the thirty (30) day period following its engagement, any remaining disputed items on the Closing Statement shall be resolved in favor of the position initially submitted by the Company and, if applicable, the Closing Statement based on the midpoint of the Parties’ proposed Estimated Closing Dates shall be used; provided that in the event a Party fails to provide the supporting materials referenced in clause (a) above within the five (5) calendar day period referenced in (a), the remaining disputed items on the Closing Statement or the proposed Estimated Closing Date shall be resolved in favor of the position submitted by the other Party.

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Section 2.2           Treatment of Capital Stock At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or of Merger Sub:

(a)          Treatment of Company Common Stock.

(i)          Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled in accordance with Section 2.2(a)(ii)) shall automatically be converted into the right to receive (A) in cash an amount per share of Company Common Stock equal to the Common Cash Merger Consideration without any interest thereon and subject to any applicable withholding Tax and (B) one (1) Contingent Value Right (together with the cash amount under clause (A), the “Common Merger Consideration”). From and after the Effective Time, each share of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration therefor upon the surrender of such holder’s share(s) of Company Common Stock in accordance with Section 2.4, without interest thereon.

(ii)         Cancellation of Company Common Stock. All shares of Company Common Stock owned by Parent, Merger Sub or by any of their respective Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)          Treatment of Company Preferred Stock.

(i)          Conversion of Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Preferred Stock to be cancelled in accordance with Section 2.2(b)(ii)) shall automatically be converted into the right to receive in cash an amount per share of Company Preferred Stock equal to the Liquidation Preference Amount payable in respect of such share of Company Preferred Stock (the “Preferred Merger Consideration”), without any interest thereon and subject to any applicable withholding Tax. From and after the Effective Time, each share of Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Company Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Preferred Merger Consideration therefor upon the surrender of such holder’s share(s) of Company Preferred Stock in accordance with Section 2.4, without interest thereon.

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(ii)         Cancellation of Company Preferred Stock. All shares of Company Preferred Stock owned by Parent, Merger Sub or by any of their respective Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)          Treatment of Merger Sub Membership Interests. All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as membership interests of the Surviving Entity.

(d)          Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock and/or Company Preferred Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock and/or Company Preferred Stock outstanding after the date hereof and prior to the Effective Time.

Section 2.3           Treatment of the Company Operating Partnership. Immediately after the Effective Time, without any further action by the Company, the Company Operating Partnership or the holders of OP Series B Preferred Units, the Company Operating Partnership shall redeem all OP Series B Preferred Units not held by the Company Operating Partnership or Surviving Entity for the Aggregate OP Series B Preferred Units Consideration (as determined in accordance with the Merger Consideration Allocation Agreement), without any interest thereon and subject to any applicable withholding Tax (the “Redemption”).

Section 2.4           Payment for Securities and Replaced Indebtedness; Surrender of Certificates.

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(a)          Exchange Fund and Replaced Indebtedness Fund. Prior to the Effective Time, Parent or Merger Sub shall designate a party reasonably acceptable to the Stockholders’ Representative to act as the payment agent in connection with the Merger and the Redemption (the “Paying Agent”) and Phoenix Transfer, Inc. to act as the rights agent pursuant to the Contingent Value Rights Agreement (the “Rights Agent”). In addition, immediately prior to the Effective Time, Parent and the Stockholders’ Representative shall execute the Indemnity Escrow Agreement and designate First American Title Company to act as the escrow agent pursuant to the Indemnity Escrow Agreement (the “Indemnity Escrow Agent”). Prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, (i) with the Paying Agent cash (which shall include the Deposit Escrow Amount, which shall be transferred to the Exchange Fund from the Deposit Escrow Account) in immediately available funds in an amount sufficient to pay the Aggregate Cash Merger Consideration (the “Exchange Fund”), (ii) with the Indemnity Escrow Agent the Indemnity Escrow Amount in immediately available funds (the “Indemnity Escrow Fund”), (iii) with the Title Company cash in immediately available funds in an amount sufficient to pay off the Replaced Indebtedness, if any (the “Replaced Indebtedness Fund”), and (iv) with the Stockholders’ Representative the Representative Amount in immediately available funds, (A) $760,000 of which (the “Representative Fund”) will be used for pay for the expenses of the Stockholders’ Representative pursuant to Section 9.16 and (B) $240,000 of which (the “Representative Compensation”) will be retained by the Stockholders’ Representative for its own account as compensation for its services as Stockholders’ Representative. In addition, prior to the Effective Time, Parent or Merger Sub shall pay or shall cause be paid to the Company, to a Company Subsidiary or to an escrow agent as designated by the Company (i) the Joint Venture Partner Purchase Amount and (ii) the Joint Venture Indebtedness Amount. In the event the Exchange Fund or the Replaced Indebtedness Fund shall be insufficient to make the payments contemplated by Section 2.2(a), Section 2.2(b) or Section 2.3 or required to repay the Replaced Indebtedness, Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Paying Agent or Title Company, as applicable, in an amount which is equal to the deficiency in the amount required to make such payment. Neither the Exchange Fund nor the Replaced Indebtedness Fund shall be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent and the Replaced Indebtedness Fund shall be invested by Title Company, in each case, as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares or holders of OP Series B Preferred Units pursuant to this Article II or the payment of the Replaced Indebtedness. Any interest and other income resulting from such investments shall be paid in the case of the Exchange Fund and the Replaced Indebtedness Fund, to the Surviving Entity on the earlier of (i) one (1) year after the Effective Time or (ii) the full payment of the Exchange Fund.

(b)          Contingent Value Rights. At the Closing, Parent and the Stockholders’ Representative shall enter into the contingent value rights agreement (the “Contingent Value Rights Agreement”) with the Rights Agent and Sentinel RE Investment Holdings LP in the form attached hereto as Exhibit G. After the Effective Time, Parent shall take all actions reasonably necessary to cause the Rights Agent to distribute the Contingent Value Rights in accordance with this Agreement, the Contingent Value Rights Agreement and the Merger Consideration Allocation Agreement. Parent and the Company shall cooperate, including making changes to the form of Contingent Value Rights Agreement, as necessary to ensure that the Contingent Value Rights are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

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(c)          Payoff of Replaced Indebtedness. The Company will obtain and deliver to Parent, on or prior to the date on which the Company delivers the Closing Statement, payoff letters, together with wire instructions and any other information or instruments necessary to effect payment of the Replaced Indebtedness to a third party (which may reflect payment amounts calculated as of a date other than the Closing Date, including per diem costs). Concurrently with the Closing, the Parent shall instruct the Title Company to cause to be paid to the applicable party, the Replaced Indebtedness pursuant to the terms of such payoff letters.

(d)          Procedures for Surrender. Promptly after the Effective Time (but in no event later than two (2) business days after the Effective Time), Parent shall, and shall cause the Surviving Entity to, cause the Paying Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) and whose Shares were converted pursuant to Section 2.2(a) or Section 2.2(b) into the right to receive the applicable Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the applicable Merger Consideration. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent or the Surviving Entity, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.4, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration in cash as contemplated by this Article II, without interest thereon. Promptly after the Effective Time, Parent shall cause the (a) Paying Agent to pay the holder of the OP Series B Preferred Units the Aggregate Cash OP Series B Preferred Units Consideration to the account designated by such holder and (b) the Rights Agent to issue to the holder of the OP Series B Preferred Units the applicable number of Contingent Value Rights, each in accordance with the Merger Consideration Allocation Agreement.

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(e)          Transfer Books; No Further Ownership Rights. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement. Following the redemption of the OP Series B Preferred Units, the Company (as the General Partner of the Company Operating Partnership) shall record the redemption in the books of the Company Operating Partnership and the former holders of such units shall cease to have any rights with respect to such units except as otherwise provided for herein or by applicable Law.

(f)          Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.4(d), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)          Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof.

Section 2.5           Dissenter’s Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions, including any remedy under Sections 3-201 et seq. of the MGCL and the Company Board has not determined and will not determine prior to the Effective Time that any such rights shall be available.

Section 2.6           Withholding. Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that Parent, Merger Sub, the Surviving Entity and the Paying Agent, as the case may be, shall be required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by the applicable payor and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid in respect of which such deduction and withholding was made.

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Section 2.7           Tax Treatment. The Parties intend that for federal, and applicable state, income tax purposes the Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub in exchange for the Common Merger Consideration, the Preferred Merger Consideration and assumption of the Company’s liabilities, followed by a distribution of the Common Merger Consideration and the Preferred Merger Consideration to the stockholders of the Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes.

Section 2.8           Indemnity Escrow Fund. The Indemnity Escrow Fund shall be held as a trust fund and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Indemnity Escrow Agreement. The approval of this Agreement and the Merger by the stockholders of the Company and the consent of the unit holders of the Company Operating Partnership pursuant to the Merger Consideration Allocation Agreement constitutes approval of the Indemnity Escrow Agreement and of all of the arrangements relating thereto, including the authority of the Stockholders’ Representative in accordance with Section 9.16.

ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify or modify the Section in this Agreement to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent from the text of the disclosure made.

Section 3.1           Organization and Qualification; Subsidiaries.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the Laws of Maryland and has the requisite corporate power and authority to conduct its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company has delivered to or made available to Parent and Merger Sub, prior to the execution of this Agreement, true and complete copies of any amendments to the Company Governing Documents not filed as of the date hereof with the SEC. The Company is in compliance with the terms of each of the Company Governing Documents.

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(b)          Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company or Company Subsidiary in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing, in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization and is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company has delivered to or made available to Parent and Merger Sub, prior to the execution of this Agreement, true and complete copies of the Organizational Documents, together with all amendments thereto, of each Company Subsidiary as in effect on the date hereof. Each Company Subsidiary is in compliance with the terms of its constituent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2           Capitalization.

(a)          The authorized capital stock of the Company consists of (i) 580,000,000 shares of Company Common Stock and (ii) 20,000,000 shares of Company Preferred Stock. At the close of business on May 1, 2017, (A) 11,546,503 shares of Company Common Stock were issued and outstanding, (B) 1,000 shares of Company Preferred Stock were issued and outstanding, consisting of no shares of Series A Preferred Stock and 1,000 shares of Series C Preferred Stock, (C) 1,154,650 shares of Company Common Stock were reserved for issuance in connection with future grants of awards under the Company Equity Plan and (D) no awards covering shares of Company Common Stock were outstanding pursuant to the Company Equity Plan. All of the outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any Company Subsidiary issued and outstanding. There are no (x) options, warrants, calls, subscriptions or similar rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of the Company, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Equity Interests”) or (y) outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary.

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(b)          There are no voting trusts, proxies or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the Company Common Stock, the Company Preferred Stock or any capital stock of, or other Equity Interest, of the Company or Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any pre-emptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other Equity Interests.

(c)          The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries (except, with respect to the Company Joint Ventures, the Company owns, directly or indirectly, that portion of the issued and outstanding shares of capital stock or other Equity Interests of such Company Joint Venture as is set forth in Section 3.1(b) of the Company Disclosure Letter), free and clear of any Liens (other than, transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights. At Closing, the Company or another Company Subsidiary will own, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries (other than the Company Operating Partnership), free and clear of any Liens (other than, transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the direct or indirect transfer of or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Company Subsidiary.

(d)          Section 3.2(d) of the Company Disclosure Letter sets forth a list of all of the partners of the Company Operating Partnership, together with the number and type of units held by each such partner in the Company Operating Partnership.

(e)          As of the date hereof, the Company has suspended the Company’s dividend reinvestment plan.

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Section 3.3           Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company, pursuant to the MGCL, the DLLCA or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the approval of the Merger and the other Transactions by the Requisite Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record by, the SDAT and the due filing of the Certificate of Merger with the DSOS. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Exceptions”).

Section 3.4           Board Approvals. The Company Board at a duly held meeting, has (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other Transactions, (ii) directed that the Merger and the other Transactions be submitted for consideration at the Special Meeting, and (iii) subject to Section 5.2, resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions and to include such recommendation in the Proxy Statement.

Section 3.5           Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the Organizational Documents of any Company Subsidiary, (b) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supernational (a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MGCL or the DLLCA in connection with the Merger, (iii) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”), (iv) such filings with the Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, (v) such filings as may be required in connection with state and local Health Care Laws, or (vi) such filings as may be required in connection with federal, state and local transfer Taxes), (c) automatically result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract, or (d) violate any order, writ, injunction, decree or Law applicable to the Company or any of its properties or assets (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MGCL or the DLLCA in connection with the Merger, (iii) filings, permits, authorizations, consents and approvals as may be required under the HSR Act, (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, (v) such filings as may be required in connection with state and local Health Care Laws, or (vi) such filings as may be required in connection with federal, state and local transfer Taxes); except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, breaches or defaults has not had and would not reasonably be expected to (A) with respect to the Company Permits, materially impair the conduct of the business, (B) have, individually or in the aggregate, a Company Material Adverse Effect or (C) have a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions.

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Section 3.6           Company SEC Documents and Financial Statements. The Company has filed or furnished (as applicable) with the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2013 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the ”Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (a) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, the Company does not have any outstanding and unresolved comments from the SEC with respect to any Company SEC Documents and, to the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of an ongoing SEC review. No Company Subsidiary is required to register its equity securities under the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (collectively, the “Financial Statements”), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries in all material respects, (ii) have been or will be, as the case may be, prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (iii) fairly present, in all material respects, the financial position and the results of operations and cash flows of the Company and the consolidated Company Subsidiaries as of the times and for the periods referred to therein. The Company has made available to Parent complete and correct copies of all written correspondence in its possession between the SEC, on the one hand, and the Company, on the other hand, from January 1, 2014 to the date of this Agreement.

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Section 3.7           Internal Controls; Sarbanes-Oxley Act. Since January 1, 2014, the Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and each of the Company Subsidiaries’ assets that could have a material effect on the Company’s and Company Subsidiaries’ consolidated financial statements. Since January 1, 2014, the Company (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (b) to the Company’s knowledge, has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.8           Absence of Certain Changes.

(a)          Except as contemplated by this Agreement, since December 31, 2016, the Company and each Company Subsidiary has conducted, in all material respects, its business in the ordinary course consistent with past practice.

(b)          Since December 31, 2016, no Effects have occurred, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9           No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Financial Statements, (b) for liabilities and obligations incurred since December 31, 2016 in the ordinary course of business consistent with past practice, (c) for liabilities and obligations incurred under this Agreement or in connection with the Transactions, (d) for liabilities and obligations incurred under any Company Agreement other than liabilities or obligations due to breaches thereunder, and (e) for liabilities incurred in accordance with this Agreement, neither the Company nor any Company Subsidiary has incurred any material liabilities or obligations, whether absolute, accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company.

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Section 3.10         Litigation. As of the date hereof, there is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (collectively, a “Legal Proceeding”) (a) involving an amount in excess of $50,000 individually or (b) of which the Company has knowledge, in each case pending against (or to the Company’s knowledge, threatened against or naming as a party thereto), the Company, a Company Subsidiary or any executive officer or director of the Company (in their capacity as such). Prior to the date hereof, the Company has requested a list of any Legal Proceedings as of the date of each such request from each of the Property Managers. As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice indicating that there is any investigation of a Governmental Entity pending against (or to the Company’s knowledge, threatened against) the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity.

Section 3.11         Labor and Other Employment Matters; Employee Benefit Plans.

(a)           Neither the Company nor any of the Company Subsidiaries employs, or has ever employed, any employees.

(b)          Other than the Company Equity Plan and cash compensation paid and payable to non-employee directors of the Company, neither the Company nor any of the Company Subsidiaries (i) maintains, sponsors or contributes to any Benefit Plans or (ii) has ever been required to maintain, sponsor or contribute to any Benefit Plans.

Section 3.12         Taxes.

(a)          The Company and each Company Subsidiary has timely filed (or has caused to be timely filed) with the appropriate Governmental Entity all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct. The Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all Taxes required to be paid by them.

(b)          The Company (i) for all taxable years commencing with the Company’s initial taxable year ended December 31, 2008 and through its taxable year ended December 31, 2016 has been subject to taxation as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2017 in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Merger.

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(c)          (i) There are no current audits, examinations or other proceedings pending with regard to any Taxes of the Company or the Company Subsidiaries; and (ii) the Company and the Company Subsidiaries have not received written notice of any such audits or proceedings.

(d)          Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for any open taxable year. No Governmental Entity has requested in writing an extension of the statute of limitations with respect to any Taxes of the Company or any Company Subsidiary for any open taxable year. Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(e)          No claim has been made in writing, for any open taxable year, by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any such Company Subsidiary is or may be subject to taxation by that jurisdiction.

(f)          The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over (or caused to be paid on their behalf) to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)          There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, the Company has never breached any Company Tax Protection Agreement, and, to the knowledge of the Company, no Person has raised in writing, or threatened to raise, a claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, and/or (C) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

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(h)          There are no Tax related Liens upon any property or assets of the Company or any Company Subsidiary except statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Financial Statements (if such reserves are required pursuant to GAAP), or that are otherwise not material.

(i)          There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, except for customary indemnification provisions contained in the credit or other commercial agreements, the primary purposes of which do not relate to Taxes, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)          Each Company Subsidiary that is a corporation for U.S. federal income tax purposes has elected to be and qualifies as a “taxable REIT subsidiary” within the meaning of Code Section 856(l). Each other Company Subsidiary has at all times been properly classified and treated for U.S. federal income tax purposes as a partnership or disregarded entity and not as a corporation or a “publicly traded partnership” within the meaning of Code Section 7704(b) that is treated as a corporation under Code Section 7704(a).

(k)          The Company has not incurred any liability for Taxes under Code Sections 856(c)(7)(C), 857(b)(5), 857(f), 860(c), 4981 or 337(d) that have not been previously paid. The Company has not engaged in any “prohibited transactions” within the meaning of Code Section 857(b)(6) or in any transaction that would give rise to “redetermined rents,” “redetermined deductions” or “excess interest” described in Code Section 857(b)(7). No event has occurred, and no condition or circumstances exist, which present a material risk that any Tax described in the preceding sentences will be imposed on the Company.

(l)          Neither the Company nor any Company Subsidiary (i) is or has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person or as a transferee or successor. Neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(m)          The aggregate federal income tax basis of the assets that will be transferred to Merger Sub in the Merger exceeds the amount of the Company's liabilities that Merger Sub is assuming from the Company and taking the assets subject to, as determined for U.S. federal income tax purposes.

(n)           Each Company Subsidiary that is treated as a partnership for U.S. federal income tax purposes has or will have in effect an election under Section 754 of the Code (and any corresponding elections under state or local tax law) to adjust the basis of its property as provided in Section 734(b) and 743(b) of the Code.

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(o)          Neither the Company nor any Company Subsidiary has engaged in any listed transaction as defined in Treasury Regulations Section 1.6011-4(b)(2).

(p)          This Section 3.12 contains the exclusive representations of the Company and the Company Subsidiaries with respect to Taxes.

Section 3.13         Contracts.

(a)           Section 3.13(a) of the Company Disclosure Letter sets forth a list of each note, bond, mortgage, lien, indenture, lease, license, contract or agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of its properties or assets are bound (the “Company Agreements”) which, as of the date hereof:

(i)          is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii)         obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $75,000 and is not cancelable within sixty (60) days without material penalty to the Company or any Company Subsidiary, except for any Lease or any Ground Lease affecting any Company Property;

(iii)        constitutes (x) an Indebtedness obligation of the Company or any Company Subsidiary (other than Indebtedness for borrowed money) with a principal amount as of the date hereof greater than $75,000 or (y) an Indebtedness obligation of the Company or any Company Subsidiary for borrowed money;

(iv)        requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than personal property and equipment in the ordinary course of business consistent with past practice or in connection with the expiration of a Lease or a Ground Lease affecting a Company Property), or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Lease or any Ground Lease affecting any Company Property;

(v)         constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(vi)        relates to a joint venture, partnership or similar arrangement;

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(vii)       constitutes a loan to any Person by the Company or any Company Subsidiary (other than receivables in the ordinary course of business or advances made pursuant to and expressly disclosed in the Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an aggregate amount in excess of $25,000;

(viii)      contains any non-compete or exclusivity provisions with respect to the business of the Company or any Company Subsidiary or requires the disposition of any Company asset, or the geographic area in which the Company or any Company Subsidiary may conduct business, except for radius restrictions that may be contained in Leases, joint venture or management agreements entered into in the ordinary course of business consistent with past practice;

(ix)         contains any covenant granting “most favored nation” status that, following the consummation of the Mergers, would restrict actions in any material respect taken by Parent, the Surviving Entity, and/or their respective subsidiaries or affiliates;

(x)          is a Contract (other than the Company Governing Documents or the Organizational Documents of any Company Subsidiary) that obligates the Company or any Company Subsidiary to indemnify any past or present directors and officers of the Company or any Company Subsidiary, or, except in the ordinary course of business, any other Person, pursuant to which the Company or a Company Subsidiary is the indemnitor; or

(xi)         contains an option, right of first offer, right of first refusal or other right for the acquisition or sale of assets after the date of this Agreement (other than sales or acquisitions of personal property and equipment in the ordinary course of business).

(b)          Each contract of the type described above in Section 3.13(a), whether or not set forth in Section 3.13(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” Each Company Material Contract is legal, valid and binding in all material respects on the Company and each Company Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions. Except for immaterial exceptions, neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract. As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice of any violation or default under any Company Material Contract that remains uncured.

(c)          The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts in effect as of the date hereof, including all amendments thereto.

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Section 3.14         Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 3.15         Environmental Matters.

(a)          Except as set forth on Section 3.15 of the Company Disclosure Letter:

(i)          The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(ii)         The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii)        As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. As of the date hereof, there is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law.

(iv)        Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law.

(v)         Neither the Company nor any Company Subsidiary has assumed, by contract or, to the knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi)        Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no third party has caused any release of a Hazardous Substance that could be the basis of liability to the Company or any Company Subsidiary or that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

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(vii)       There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Legal Proceeding under Environmental Law.

(viii)      The Company and each Company Subsidiary have delivered to Parent true and complete copies of all environmental Phase I and Phase II reports and other investigations, studies, audits, tests, reviews or other analyses conducted by the Company or a Company Subsidiary in relation to the current or prior business of the Company and any Company Subsidiary, the Leased Real Property, the Owned Real Property or any real property formerly owned, leased, or operated by the Company and any Company Subsidiary (or its or their predecessors) that are in the possession, custody or control of the Company or any Company Subsidiary as of the date hereof.

(b)          This Section 3.15 contains the exclusive representations of the Company and the Company Subsidiaries with respect to the Environmental Matters.

Section 3.16         Intellectual Property.

(a)          Section 3.16(a) of the Company Disclosure Letter sets forth for the Owned Company IP: (i) for each trademark or service mark that is registered or subject to a pending application for registration, the application number or registration number, the jurisdiction of the application or registration, and the date filed or issued; (ii) each domain name registered; and (iii) for each registered copyrighted, the number and date of registration and the jurisdiction of the registration. The Company and the Company Subsidiaries do not own any issued patents or patent applications.

(b)          To the knowledge of the Company, as of the date of this Agreement, there are no pending disputes regarding any agreement (i) under which the Company or any Company Subsidiary uses or has the right to use any Licensed Company IP or (ii) under which the Company or any Company Subsidiary has licensed or otherwise permitted others the right to use any Company IP (such agreements described in clauses (i) and (ii) above, the “Company IP Agreements”).

(c)          To the knowledge of the Company, the Company or one of the Company Subsidiaries owns or otherwise has all Intellectual Property Rights necessary to conduct the business of the Company as conducted prior to the Closing Date except such Intellectual Property Rights that, if not possessed by the Company or one of the Company Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)          The Company and the Company Subsidiaries own the Owned Company IP free and clear of all Liens, other than Permitted Liens and the Company IP Agreements.

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(e)          To the knowledge of the Company, (i) the operation of the Company’s business has not infringed upon or misappropriated, and is not infringing upon or misappropriating, the Intellectual Property Rights of another Person, and (ii) no action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or threatened against the Company or any Company Subsidiaries, except, in each case, for any such infringement or misappropriation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2013 through the date hereof, the Company has not received any written notice relating to any actual or alleged infringement, misappropriation, or violation of any Intellectual Property Right of another Person by Company or any Company Subsidiary. To the knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing upon or misappropriating any Company IP in any material respect.

(f)          Except for such proceedings or actions that, if resolved against the Company or any Company Subsidiary, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no proceedings or actions pending before any Governmental Entity challenging the ownership, validity or enforceability of the Owned Company IP or, to the knowledge of the Company, the Licensed Company IP and, since January 1, 2013, no such proceedings or actions have been threatened in writing against the Company or any Company Subsidiary.

Section 3.17         Compliance with Laws; Permits.

(a)          (i) Each of the Company and the Company Subsidiaries has complied in all material respects and is in compliance in all material respects with all Laws, including Health Care Laws, which affect the business, properties or assets of the Company and the Company Subsidiaries, and (ii) as of the date hereof, no written notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary alleging material non-compliance with any such Laws that has not been resolved. Notwithstanding anything to the contrary, this Section 3.17(a) shall not apply to matters discussed in Section 3.11, Section 3.12, Section 3.15, Section 3.18 or Section 3.19.

(b)          The Company and the Company Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals, exemptions, orders and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties or to carry on its business substantially in the manner described in the Company SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date hereof (the “Company Permits”), and, except for immaterial exceptions, all such Company Permits are valid, and in full force and effect. Since January 1, 2014, except for immaterial exceptions, all applications required to have been filed for the renewal of Company Permits have been duly filed on a timely basis with the appropriate Governmental Entity and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Entity. Except for immaterial exceptions, since January 1, 2014 through the date hereof, neither the Company nor any Company Subsidiary has received any written notice that the Company or any Company Subsidiary is not in compliance with the terms of any Company Permit that has not been resolved. There are no material outstanding inspection deficiencies with respect to the following Company Properties that, as of the date hereof, have not been resolved: Caruth Haven Court, Woodbury Mews, Hudson Creek and St. Andrews Village.

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(c)          Section 3.17(c) of the Company Disclosure Letter sets forth a list of services offered by or on behalf of the Company or any Company Subsidiaries to residents of the senior living facility operated by Green Tree Acquisition TRS, LLC and managed by Arrow Senior Living Greentree, LLC located in Columbus, Indiana, and commonly known as GreenTree at Westwood.

Section 3.18         HIPAA. Certain Company Subsidiaries have been determined to be a Covered Entity as defined by HIPAA. Those Company Subsidiaries determined to be HIPAA Covered Entities shall be referred to herein as the “Covered Entities.” Nothing in this paragraph applies to any Company Subsidiaries that do not function as Covered Entities. The Covered Entities have implemented training programs. The Covered Entities have not experienced a Breach of Unsecured Protected Health Information, as such term is defined by HIPAA, in the last six (6) years. The Covered Entities have not received any written notice from any Governmental Entity regarding their or any of their agents’, employees’ or contractors’ uses or disclosures of, or security practices regarding, individually identifiable health-related information in material violation of HIPAA or any other applicable Laws relating to the privacy, security and transmission of health information in the last six (6) years. This Section 3.18 contains the exclusive representations of the Company and the Company Subsidiaries with respect HIPAA or any other applicable Laws relating to the privacy, security and transmission of health information.

Section 3.19         Medicare and Medicaid Compliance.

(a)           The Company Subsidiaries have and maintain Medicaid (and Medicare) provider status and have current and valid provider agreements associated with the provider identification numbers identified in Section 3.19(a) of the Company Disclosure Letter, all of which are current and valid, and the Company Subsidiaries have not allowed, permitted, authorized or caused any other Person or entity to use any such provider identification numbers.

(b)          As of the date of this Agreement, there are no pending appeals, requests for reconsideration, adjustments, challenges, audits, inquiries, litigation or written notices from any Governmental Entity of its intent to audit with respect to such prior reports or billings during the last three (3) fiscal years.

(c)          Since January 1, 2014, each Company Subsidiary that maintains Medicaid (and Medicare) provider status has timely filed all reports and billings required to be filed prior to the date hereof with respect to all Governmental Entities (except where the failure to file in a timely manner would not reasonably be expected to have a Company Material Adverse Effect on such Company Subsidiary) and all such reports and billings are complete and accurate in all material respects and have been prepared in compliance in all material respects with all applicable Laws, manuals and guidance governing reimbursement and claims.

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(d)          Without limiting any of the foregoing Subsections (a)-(b), the Company and Company Subsidiaries, and their officers, managers, directors, employees, have been and are in compliance with Medicaid (and Medicare) Laws (including the statutes and regulations for those Governmental Entities, guidance and conditions of participation promulgated thereunder, applicable rules or regulations of professional conduct, and all other related Laws) in all material respects.  Each of the Company and Company Subsidiaries, at any time, and, to the knowledge of the Company, their officers, managers, directors and employees at any time while acting in their capacity on behalf of the Company or Company Subsidiary, has not been and is not a party to a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services or any other Governmental Entity.

(e)          Neither the Company nor Company Subsidiaries:  (i) has been convicted of any violation of any Law related to Medicaid, (Medicare) or any other Governmental Entity program, (ii) has been or is excluded, suspended, or debarred from participation, or has received a written notice of their exclusion, suspension, or debarment from participation, or is otherwise ineligible to participate, in Medicaid, (Medicare) or any other Governmental Entity program, (iii) has been convicted of, or entered into any settlement or reformation agreement with any Governmental Entity to avoid conviction of, any criminal offense relating to the delivery of any item or service under a Federal Health Care Program, as that term is defined in Section 1128B(f) of the Social Security Act, 42 U.S.C. §1320a-7b(f), or (iv) has been designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the U.S. Department of Treasury.

Section 3.20         Properties.

(a)          Section 3.20(a)(i) of the Company Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including pursuant to any Ground Lease, by the Company or any Company Subsidiary as of the date of this Agreement (all such real property interests, together with all right title and interest of the Company and any Company Subsidiary in and to all buildings, structures and other improvements and fixtures located on or under such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 3.20(a)(ii) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract by the Company or a Company Subsidiary for purchase or which is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary where possession commences after the date of this Agreement.

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(b)          The Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Permitted Liens. For the purposes of this Agreement, “Permitted Liens” means (i) encumbrances incurred in connection with any Indebtedness permitted under this Agreement; (ii) any exceptions or encumbrances shown in those title commitments (in each case, with an effective date as shown therein) and/or disclosed by those ALTA surveys, in each case listed on Section 3.20(b) of the Company Disclosure Letter with respect to each of the Company Properties and which were obtained by Parent prior to the date hereof; (iii) encumbrances incurred by tenants under any Lease (provided that such encumbrances only affect the tenants’ leasehold estates and not the applicable Company Subsidiary’s fee or leasehold interests (as applicable) in the applicable Company Property), (iv) statutory liens for current Taxes not yet due or delinquent or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Financial Statements (if such reserves are required pursuant to GAAP), (v) parties in possession of the Company Properties pursuant to the Leases, (vi) any exception or encumbrance arising out of an act of Parent or its representatives, agents, employees or independent contractors; (vii) local, state and federal Laws, ordinances or governmental regulations, including but not limited to, building and zoning Laws, ordinances and regulations, now or hereafter in effect relating to the applicable Company Property, (viii) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (ix) the standard exclusions from coverage set forth in the applicable title insurance policy, (x) Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor (provided that such Liens only affect such ground lessor’s, lessor’s or sublessor’s fee or leasehold estate, as applicable, and not the applicable Company’s or Company Subsidiary’s fee or leasehold estate), or any Liens that would be disclosed on an accurate title insurance policy as of the effective date of the title commitments listed on Section 3.20(b) of the Company Disclosure Letter, and (xi) such other encumbrances or other exceptions that are immaterial, and in the aggregate, are not reasonably likely to materially impair the continued use, operation or materially detract value from any Company Property. To the Company’s knowledge, easements or other similar rights that are necessary to permit the current use of the buildings and improvements on any of the Company Properties or that are necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties are in full force and effect.

(c)          Section 3.20(c) of the Company Disclosure Letter sets forth, as of March 1, 2017, the security deposit amounts currently held for each Company Property. Section 3.20(c) of the Company Disclosure Letter sets forth a copy as of March 1, 2017 of the Rent Roll for each Company Property and, (i) with respect to each Residential Lease, references the name of the applicable tenant and (ii) with respect to each Commercial Lease, references each applicable Commercial Lease to which the Company or any Company Subsidiary is a party as lessor or sublessor with respect to each of the applicable Company Properties. Except for immaterial financial errors, the Rent Roll is true, correct and complete. As of the date hereof, no commission, fee or other compensation is currently payable by the Company or any Company Subsidiary to any broker with respect to any Lease and there are no existing agreements pertaining to leasing commissions, fees or other compensation in connection with new Leases, renewals or extensions of the Leases. Except as disclosed on the Rent Roll, as of April 12, 2017, there are no prepaid rents nor any currently existing rent concessions or setoffs, nor is any tenant under any Lease entitled to a rent concession for any period subsequent to the Closing Date, nor has the Company or any Company Subsidiary received any written notice from any such tenant asserting any defense, setoff or counterclaim in connection with any Lease which remains unresolved. Prior to the date hereof, the Company has provided Parent true, complete and correct copies of its standard form of Residential Lease for each of the applicable Company Properties. As of the date hereof, there are no unpaid Leasing Costs under the Leases.

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(d)          The Company has delivered or caused to be delivered to Parent true, correct and complete copies of each of the Commercial Leases (including, all amendments, modifications and supplements thereto in effect as of the date hereof). To the knowledge of the Company, each Commercial Lease is legal, valid, binding, enforceable in all material respects and is in full force and effect with respect to the Company or a Company Subsidiary, or, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by the Enforceability Exceptions. Neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Commercial Lease with an unrelated party and no circumstances exist that, with the passing of time or the giving of notice, would result in a breach, violation or default by such entities under any Commercial Lease. Neither the Company nor any of the Company Subsidiaries has received written notice of any default under any Commercial Lease.

(e)          The Company has delivered or caused to be delivered to Parent true, correct and complete copies of the Ground Leases (including, all amendments, modifications and supplements thereto in effect as of the date hereof). Each Ground Lease is in full force and effect (except as may be limited by the Enforceability Exceptions). Except for immaterial exceptions, neither the Company nor any Company Subsidiary is in default under any Ground Lease and, to the knowledge of the Company, no circumstances exists that, with the passing of time or the giving of notice, would result in a default under or termination of any Ground Lease or permit the modification or acceleration of rent under such Ground Lease. Neither the Company nor any of the Company Subsidiaries has received written notice of any default under, and to the knowledge of the Company, (i) except for immaterial exceptions, no other party is in default under any of the Ground Leases and (ii) to the knowledge of the Company, except for immaterial exceptions, no circumstances exist that, with the passing of time or the giving of notice, would result in a default by any other party under any Ground Lease. As of the date hereof, there are no unpaid tenant improvement allowances, costs or incentives owed to the lessees under the Ground Leases. Neither the Company nor any Company Subsidiary owes any brokerage commissions or finder’s fees with respect to any Ground Lease. Except as set forth in Section 3.20(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has subleased, licensed, or otherwise granted any Person the right to use or occupy the Ground Lease Property or any portion thereof.

(f)          There are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof or interest therein, and to the Company’s knowledge, there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof or interest therein that is owned by the Company or any Company Subsidiary, which, in each case, is in favor of any party other than the Company or any Company Subsidiary.

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(g)          The Company and each Company Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company as of the date hereof has been made available to Parent. No written claim has been made against any Company Title Insurance Policy.

(h)          Except for immaterial exceptions, the Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property owned by any third party managers). None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens. Section 3.20(h) of the Company Disclosure Letter sets forth all leased personal property of the Company or any Company Subsidiary with monthly lease obligations as of the date hereof in excess of $10,000 and that are not terminable upon thirty (30) days’ notice.

(i)          Section 3.20(i) of the Company Disclosure Letter lists the parties currently providing third-party property management services (the “Property Managers”) to the Company Properties and the number of Company Properties currently managed by each such party.

(j)          No contractual or donative commitments relating to the Company Properties have been made by, for or on behalf of any of the Company Subsidiaries to any Governmental Entity, which would impose any obligation upon the Company or any Company Subsidiary to make any contribution or dedication of money or land, or to construct, install or maintain any improvements of a public or private nature on or off a Company Property.

(k)          There is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any of the Company Properties or any portion thereof or interest therein. There has not occurred any unrepaired casualty with respect to any Company Property.

(l)          To the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material violation, breach or default under any document listed on Section 3.20(l) of the Company Disclosure Letter.

Section 3.21         Information in the Proxy Statement. The letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to stockholders of the Company in connection with the Merger or the Transactions (including any amendments or supplements thereto) and any annexes, schedules or exhibits required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) will not, on the date of filing with the SEC, at the time the Proxy Statement is first mailed and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or to correct any statement made in any earlier communication with respect to the solicitation of any proxy or approval for the Merger in connection with which the Proxy Statement shall be mailed, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any affiliate of Parent or Merger Sub expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

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Section 3.22         Opinion of Financial Advisors. The Company Board has received the oral opinion of UBS Securities LLC (“UBS Securities”), financial advisor to the Company, to be confirmed in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Common Merger Consideration to be paid to the holders of Company Common Stock, other than Sentinel RE Investment Holdings LP, Kohlberg Kravis Roberts & Co. LP, the Company Advisor and their respective affiliates, is fair, from a financial point of view, to such holders. The Independent Directors Committee of the Company Board has received the oral opinion of Robert A. Stanger & Co., Inc. (together with UBS Securities, the “Company Financial Advisors”), financial advisor to the Independent Directors Committee of the Company Board, to be confirmed in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Common Merger Consideration to be paid to the holders of Company Common Stock, other than Sentinel RE Investment Holdings LP and the Company Advisor, is fair, from a financial point of view, to such holders.

Section 3.23         Insurance. The Company and the Company Subsidiaries have policies of insurance covering the Company, the Company Subsidiaries or any of their respective employees, properties or assets, including policies of property, lost rent, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and in each case in such amounts and with respect to such risks and losses, which the Company is required to maintain. Section 3.23 of the Company Disclosure Letter sets forth an accurate and complete list of the insurance policies maintained by the Company and the Company Subsidiaries as of the date hereof. All such insurance policies are in full effect, no written notice of cancellation has been received by the Company or any Company Subsidiary under such policies, and there is no existing event which, with the giving of notice of lapse or time or both, would reasonably be expected to constitute a default under such policies that would adversely affect coverage under such policies.

Section 3.24         Related Party Transactions. There are no transactions, agreements, arrangement or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director but excluding the Company or any other Company Subsidiary) thereof, on the other hand.

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Section 3.25         Advisory Agreement. The Company has provided Parent with a complete copy of the Advisory Agreement and any amendments and extensions thereto.

Section 3.26         Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisors and the Persons listed on Section 3.26 of the Company Disclosure Letter, whose fees and expenses shall be paid by the Company), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Company.

Section 3.27         Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to the Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other Transactions.

Section 3.28         Financing. Section 3.28 of the Company Disclosure Letter lists and sets forth the itemized outstanding amount of all Indebtedness for borrowed money of the Company and the Company Subsidiaries as of February 28, 2017.  Section 3.28 of the Company Disclosure Letter sets forth the reserve accounts and the amounts held therein as of February 28, 2017, established with respect to the Indebtedness for borrowed money of the Company and its Company Subsidiaries.

Section 3.29         The Delaney at Georgetown Loan and Option to Purchase.

(a)          Section 3.29(a) of the Company Disclosure Letter sets forth a list of each loan agreement, note, deed of trust, assignment of leases and rents, environmental indemnity agreement, guaranty, non-competition and right of first negotiation agreement, option agreement, participation agreement, assignment agreement, UCC-1 financing statement, title insurance policy and endorsements, attorney opinion letter, amendment and modification to which the Company, Sentio Georgetown, LLC, Sentio Georgetown TRS, LLC, Life Care Companies LLC, or any other Company Subsidiary is a party relating to the construction loan made by Sentio Georgetown, LLC and Sentio Georgetown TRS, LLC to Westminster – LCS Georgetown LLC (the “Delaney Loan Documents”). Sentio Georgetown, LLC and Section Georgetown TRS, LLC are hereinafter collectively referred to as the “Sentio Georgetown Lender” and Westminster - LCS Georgetown LLC is hereinafter referred to as the “Westminster Borrower”. Each of the Delaney Loan Documents shall be deemed to be a Company Material Contract and a Company Agreement. The construction loan evidenced by the Delaney Loan Documents is in the original principal amount of $41,912,000 (the “Delaney Loan”). The property securing the Delaney Loan consists of real estate located at 371 or 379 Village Commons Boulevard, near Shell Road, in Georgetown, Texas, including, without limitation, all improvements, fixtures and personal property located thereon (the “Delaney Property”).

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(b)          The Company has delivered or caused to be delivered to Parent true, correct and complete copies of the Delaney Loan Documents in effect as of the date hereof. The Delaney Loan Documents are the only documents, instruments and agreements governing the repayment terms of the Delaney Loan. Each Delaney Loan Document is legal, valid, binding, enforceable and in full force and effect with respect to the Sentio Georgetown Lender, the Westminster Borrower and, to the knowledge of the Company, all other parties thereto, except as may be limited by the Enforceability Exceptions. As of the date hereof, the Sentio Georgetown Lender has not received any written notice of any default under any Delaney Loan Document that remains uncured. Except for immaterial exceptions, neither the Sentio Georgetown Lender nor to the knowledge of the Company, the Westminster Borrower, or any other party to any Delaney Loan Document, is in breach or default under any Delaney Loan Document and, to the knowledge of the Company, no event has occurred that with notice or the lapse of time or both would constitute a violation, breach or default under any Delaney Loan Document.

(c)          Section 3.29(c) of the Company Disclosure Letter sets forth a loan statement for the Delaney Loan dated as of April 1, 2017, which is true and correct in all material respects.

(d)          The option (the “Option”) to purchase the Delaney Property pursuant to the Option Agreement dated January 15, 2015, between the Westminster Borrower and Sentio Georgetown, LLC (the “Option Agreement”), has not been exercised and has not expired. The terms for the exercise of the Option by Sentio Georgetown, LLC are fully and completely set forth in the Option Agreement.

(e)          The Sentio Georgetown Lender is in possession of a title insurance policy, together with date down endorsements, evidencing title insurance with respect to the Delaney Loan secured by the Delaney Property (the “Delaney Title Insurance Policy”). The Delaney Title Insurance Policy has been made available to Parent. No written claim has been made against the Delaney Title Insurance Policy.

(f)          Section 3.29(f) of the Company Disclosure Letter lists, to the knowledge of the Company, the parties as of the date hereof providing third-party management services to the Delaney Property.

(g)          To the knowledge of the Company, there is no condemnation, expropriation or other proceeding in eminent domain pending or threatened, affecting the Delaney Property or any portion or interest therein.

(h)          Other than the participation interest of Red Capital Partners, LLC (“RCP”) as set forth in the Participation Agreement dated August 31, 2016, between the Sentio Georgetown Lender and RCP (the “RCP Participation”), the Sentio Georgetown Lender is the sole holder of the notes evidencing the Delaney Loan and the sole beneficial and legal owner of the lender’s interest in the Delaney Loan Documents, free and clear of all liens, security interests, encumbrances or participation interests in favor of any third party, other than Permitted Liens. As of the date hereof, no Loss Control Event (as defined in the Participation Agreement) has occurred.

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(i)          Except as disclosed in Section 3.29(i) of the Company Disclosure Letter, as of the date hereof, no material portion of the collateral under the Delaney Loan has been released by the Sentio Georgetown Lender from the Lien of any Delaney Loan Document and no instrument of release, cancellation or satisfaction of the Delaney Loan or any of the Delaney Loan Documents has been executed by the Sentio Georgetown Lender.

(j)          As of the date hereof, the Sentio Georgetown Lender has received no written notice of any attachments, executions, assignments for the benefit or creditors, receiverships, conservatorships or voluntary or involuntary proceedings in bankruptcy or pursuant to any other debtor relief laws filed by or against the Westminster Borrower or any guarantor of the Delaney Loan.

(k)          As of the date hereof, the Sentio Georgetown Lender has not extended the maturity date of the Delaney Loan.

Section 3.30         No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in Parent’s disclosure letter delivered to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV. Each disclosure set forth in the Parent Disclosure Letter shall qualify or modify the Section of this Agreement to which it corresponds and any other Section to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made.

Section 4.1           Organization and Qualification. Each of Parent and Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to conduct its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not impair in any material respect the ability of each of Parent and Merger Sub, as the case may be, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Transactions.

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Section 4.2           Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate and limited liability company, as applicable, power and authority to execute and deliver this Agreement, the Indemnity Escrow Agreement and the Contingent Value Rights Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, the Indemnity Escrow Agreement and the Contingent Value Rights Agreement and the consummation by each of them of the Transactions have been duly authorized by all necessary corporate or limited liability company, as applicable, action on the part of Parent and Merger Sub, subject to the adoption or approval of this Agreement by Parent as the sole stockholder of Merger Sub, and no other corporate or limited liability company, as applicable, action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the Indemnity Escrow Agreement or the Contingent Value Rights Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions. At the Closing, the Indemnity Escrow Agreement and the Contingent Value Rights Agreement will be duly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, will be the valid and binding obligation of Parent enforceable against it in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 4.3           Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement, the Indemnity Escrow Agreement or the Contingent Value Rights Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement, the Indemnity Escrow Agreement or the Contingent Value Rights Agreement will (a) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (b) require any filing by Parent or Merger Sub with, or the permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MGCL or the DLLCA in connection with the Merger, (iii) filings, permits, authorizations, consents and approvals as may be required under the HSR Act, or (iv) such filings with the SEC as may be required on behalf of Merger Sub and Parent in connection with this Agreement and the Merger), or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub, any of their Subsidiaries, or any of their properties or assets, except in the case of clause (b) or (c), such violations, breaches or defaults which would not, individually or in the aggregate, impair in any material respect the ability of each Parent or Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent the consummation of the Transactions.

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Section 4.4           Litigation. As of the date hereof, there is no Legal Proceeding pending against (or, to the knowledge of Parent, threatened against or naming as a party thereto) Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has received any written notice indicating that there is any material investigation of a Governmental Entity pending or threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity, in each case, which would, individually or in the aggregate, impair in any material respect the ability of each of Parent and Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent the consummation of any of the Transactions.

Section 4.5           Information in the Proxy Statement. None of the information supplied by Parent, Merger Sub or any affiliate or Representative of Parent or Merger Sub, expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to the Company’s stockholders or at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.

Section 4.6           Ownership of Company Common Stock. Neither Parent, Merger Sub nor any of their respective affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock, Company Preferred Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock or Company Preferred Stock, except pursuant to this Agreement. Neither Parent nor any of its Subsidiaries is a “Related Person” as defined in the Company Certificate.

Section 4.7           Financing Commitments. Parent has delivered to the Company a true, complete and correct copy of the debt commitment letter dated as of the date hereof from Citigroup Global Markets Inc. and Capital One, National Association (the “Debt Financing Commitment Letter”), pursuant to which the lender parties thereto have committed, subject to the terms and conditions set forth therein, to lend the amount set forth therein to Parent and Merger Sub (the “Debt Financing”). Parent has delivered to the Company a true, complete and correct copy of the equity commitment letter, dated as of the date hereof, from the Sponsor listed therein (the “Equity Financing Commitment Letter,” and together with the Debt Financing Commitment Letter, the “Financing Commitments”), pursuant to which the Sponsor has committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amount set forth therein (the “Equity Financing”, and together with the Debt Financing, the “Financing”). None of the Financing Commitments have been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. There are no side letters or other Contracts or arrangements that affect the conditionality or amount of the Financing other than as expressly set forth in the Financing Commitments delivered to the Company pursuant to the first two sentences of this Section 4.7. Parent has fully paid any and all commitment fees or other fees or expenses in connection with the Financing Commitments that are payable on or prior to the date hereof, and the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, each of the other parties thereto, except as may be limited by the Enforceability Exceptions. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. Parent is not aware of the occurrence of any event which, with or without notice, lapse of time or both, could reasonably be expected to constitute a default or breach on the part of Parent or any other party thereto under any of the Financing Commitments. Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied. The aggregate proceeds from the Financing will be sufficient for the Parent to (i) satisfy its obligation to pay the Merger Consideration and to pay off the Replaced Indebtedness, (ii) pay any and all fees and expenses required to be paid by Parent in connection with the transactions contemplated hereby and by the Financing, and (iii) satisfy all of the other payment obligations of Parent contemplated hereunder and/or under the Financing Commitments.

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Section 4.8           Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding membership interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.9          Brokers and Other Advisors. Other than the Parent Financial Advisor, no broker, investment banker, financial advisor, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s, agent’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 4.10         Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions, including the payment of the Aggregate Cash Merger Consideration, the deposit of the Indemnity Escrow Amount with the Indemnity Escrow Agent and any other repayment or refinancing of debt that may be contemplated, assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects), and payment of all related fees and expenses, the Surviving Entity will be Solvent. For purposes of this Section 4.10, the term “Solvent” with respect to the Surviving Entity means that, as of any date of determination, (x) the amount of the fair saleable value of the assets of the Surviving Entity and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of the Surviving Entity and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Entity and its Subsidiaries, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (y) the Surviving Entity will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (z) the Surviving Entity will be able to pay its liabilities, including contingent and other liabilities, as they mature.

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Section 4.11         Investigation; Limitation on Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective affiliates, stockholders, unit holders, controlling persons or Company representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub each acknowledge and agree that, without limiting any of the express representations and warranties set forth in Article III, the Company makes no representations or warranties regarding the operating results of the Company or the Company Subsidiaries after the Closing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1           Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) for the actions contemplated in clauses (x), (xiii) and (xiv) of Section 2.1(a), (3) as required pursuant to this Agreement, (4) as may be required by Law or (5) as consented to in writing by Parent (not to be unreasonably withheld, conditioned or delayed), the Company (x) shall and shall cause the Company Subsidiaries to, conduct its business in all material respect in the ordinary course of business consistent with past practice, (y) shall maintain the Company’s status as a REIT, and (z) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall cause each Company Subsidiary not to:

(a)          amend its articles of incorporation, bylaws or equivalent organizational documents, if such amendment would be materially adverse to the Company, the applicable Company Subsidiary or Parent;

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(b)          split, combine, subdivide or reclassify any shares of capital stock of the Company or any Company Subsidiary;

(c)          declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (i) the authorization and payment by the Company of dividends (with respect to the Company Common Stock and Company Preferred Stock) in the ordinary course at the most recent quarterly rate with respect to the Company Common Stock and at the rate set forth in the Company Certificate with respect to the Company Preferred Stock (including payment thereof on a daily basis for the period between the date of the last regularly paid dividend and the Closing Date), (ii) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, (iii) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary, (iv) the authorization and payment by the Company of a special dividend in an amount necessary for each holder of the Company Common Stock to receive the Blended Return Amount, as such amount is defined in the agreement of limited partnership of the Company Operating Partnership, (v) the authorization and payment by the Company Operating Partnership of distributions to the holders of units in the Company Operating Partnership, in the ordinary course at the rate set forth in the OP Partnership Agreement (including payment thereof on a daily basis for the period between the date of the last regularly paid quarterly distribution and the Closing Date) and to the extent necessary for the Company to pay the dividends in Section 5.1(c)(i), and (vi) the authorization and payment of distributions with respect to the Company Joint Ventures pursuant to the terms and conditions of the applicable joint venture arrangement; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 5.1(c), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law;

(d)          redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Equity Interests, except with respect to the redemption of (i) any partnership units of the Company Operating Partnership in accordance with the terms of the agreement of limited partnership of the Company Operating Partnership and (ii) any Company Preferred Stock in accordance with the terms of the Company Certificate;

(e)          except (i) as required by any Commercial Lease or other Company Material Contract, (ii) as required or permitted by any Ground Lease or (iii) as set forth on Section 5.1(e) of the Company Disclosure Letter, acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $1,000,000 in the aggregate or required to replace old or damaged personal property), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or joint venture partners pursuant to existing purchase rights, options or other similar rights;

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(f)          sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (i) as set forth on Section 5.1(f) of the Company Disclosure Letter, (ii) as permitted by Section 5.1(s) below, (iii) sales to joint venture partners pursuant to existing purchase rights, options or other similar rights, (iv) sales of personal property and equipment in the ordinary course of business consistent with past practice or (v) in connection with the refinancing of any existing Indebtedness of the Company or the Company Subsidiaries permitted by clause (g) below;

(g)          incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or any loan documents, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (i) Indebtedness incurred under the Company’s existing loans up to the maximum allowed under each applicable loan and (ii) the refinancing of any existing Indebtedness of the Company or the Company Subsidiaries within ninety (90) days of maturity to the extent that (x) the aggregate principal amount of such Indebtedness is not increased as a result thereof and (y) the terms of such refinanced Indebtedness, including with respect to prepayment, are no less favorable to the Company or the applicable Company Subsidiary than the terms of the existing Indebtedness;

(h)          make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (i) advances required to be made under any Leases, (ii) accounts receivables, or (iii) the loans or advances set forth on Section 5.1(h) of the Company Disclosure Letter;

(i)          except as set forth on Section 5.1(i) of the Company Disclosure Letter, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than any termination or renewal in accordance with the terms (including for cause as defined therein) of any existing Company Material Contract in the ordinary course of business consistent with past practice;

(j)          except as set forth on Section 5.1(j) of the Company Disclosure Letter, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Lease or Ground Lease, except for (i) entering into Residential Leases in the ordinary course of business consistent with past practice and (ii) entering into Commercial Leases consistent in all respects with the Leasing Parameters set forth in Exhibit D attached hereto and in a form in all material respects consistent with the applicable Company Subsidiary’s prior practice, and provided that, any applicable Company Subsidiary shall take all actions necessary to exercise any renewal or extension option under a Ground Lease;

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(k)          settle or compromise (i) any legal action, suit or arbitration proceeding, in each case made or pending against any of the Company Properties, the Company or any of the Company Subsidiaries, excluding any such matter relating to Taxes, or (ii) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock, in each case, where the amount paid by the Company or any Company Subsidiary in settlement exceeds $100,000 individually and is not covered by insurance;

(l)          (i) enter into, or adopt any Benefit Plan or (ii) grant any awards under the Company Equity Plan;

(m)          make any material change to its methods of accounting in effect at December 31, 2014, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(n)          enter into any new line of business;

(o)          enter into any Company Tax Protection Agreement, make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return or file a U.S. federal income Tax Return (or any corresponding state and/or local income Tax Return) for the 2016 taxable year of the Company, unless otherwise required by applicable law (and in the case of any such Tax Return required by law to be filed by Company prior to the Closing, Company shall provide drafts of each such Tax Return and supporting documents to Parent for its review and comment at least fifteen (15) business days prior to the date on which the Company files such Tax Return, and the Company shall consider in good faith any reasonable comments timely submitted by Parent), enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund, offset or credit of Taxes; except, in each case (A) to the extent required by applicable Law, or (B) to the extent necessary (x) to preserve the Company’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a taxable REIT subsidiary within the meaning of Section 856(l) of the Code, as the case may be;

(p)          take any action that would reasonably be expected to cause the Company to fail to qualify as a REIT or be liable for any Taxes pursuant to Code Section 856(c)(7)(C), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c), 4981 or 337(d);

(q)          adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

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(r)          amend or modify the compensation terms or any other obligations of the Company contained in the engagement letters entered into with the Company Financial Advisors or the Persons listed on Section 3.26 of the Company Disclosure Letter, in a manner adverse to the Company, any Company Subsidiary or Parent;

(s)          remove any personal property owned or leased by the Company or any Company Subsidiary from its Company Property except as may be required for necessary repair or replacement or as permitted by Section 5.1(f) above;

(t)          initiate any tax protest with respect to any Company Property;

(u)          settle, agree to, or otherwise acquiesce to any condemnation or taking of all or any portion of a Company Property;

(v)         make any capital expenditures not previously approved in the Company’s property budgets provided to Parent prior to the date hereof and in an amount exceeding $100,000 at a single Company Property or enter into any agreement to obligate the Company or any Company Subsidiary to make such capital expenditures; or

(w)          authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise. After the date hereof and through the Closing Date, the Company and the Company Operating Partnership shall take all such action necessary to authorize and pay the regular dividends and distributions required under the Company Certificate or OP Partnership Agreement with respect to the Company Common Stock, Company Preferred Stock and OP Series B Preferred Units, as the case may be, in accordance with Section 5.1(c), including payment thereof on a daily basis for the period between the date of the last regularly paid dividend or distribution, as the case may be, and the Closing Date.

Section 5.2           No-Shop; Change in Recommendation.

(a)          The Company shall and shall cause each of its Subsidiaries and their respective Representatives to (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal and request that any such Person promptly return or destroy all confidential information concerning the Company and the Company’s Subsidiaries and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate a Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of facilitating, a Competing Proposal or (C) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.2(b)).

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(b)          Notwithstanding anything to the contrary contained in Section 5.2(a), if prior to obtaining the Requisite Stockholder Approval, the Company or any of its Representatives receives a written Competing Proposal from any Person or group of Persons, which Competing Proposal was made or renewed on or after the date hereof, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Company Board, or any committee thereof, determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal. The Company shall promptly notify Parent and Merger Sub if the Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 5.2(b).

(c)          The Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Competing Proposal and upon the request of Parent shall apprise Parent of the status of such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.

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(d)          Except as permitted by this Section 5.2(d) or Section 5.2(e), the Company Board shall not (i)(A) fail to recommend to its stockholders that the Requisite Stockholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or in a manner adverse to Parent modify, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Competing Proposal (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”), or (iii) take any action pursuant to Section 8.1(e). Notwithstanding anything to the contrary herein, prior to the time the Requisite Stockholder Approval is obtained, but not after, the Company Board (or committee thereof) may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement with respect to a Competing Proposal, if and only if, prior to taking such action, the Company Board (or committee thereof) has determined in good faith, after consultation with independent financial advisors and outside legal counsel, as applicable, (x) that failure to take such action would be inconsistent with the directors’ duties under applicable Law or the Company Certificate and (y) that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with the Competing Proposal of any Person (1) the Company has given Parent at least four (4) business days’ prior written notice of its intention to take such action, (2) the Company has disclosed to Parent the material terms of such Superior Proposal, (3) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (4) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (5) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in sub clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least one (1) business day; provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company terminates this Agreement in accordance with Section 8.1 and the Company pays Parent the applicable Company Termination Fee in accordance with Section 8.2(b) prior to or concurrently with such termination.

(e)          Notwithstanding anything to the contrary herein, prior to the time the Requisite Stockholder Approval is obtained, but not after, the Company Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to Parent, modify, the Company Board Recommendation (“Change of Recommendation”) if the Company Board has determined in good faith, after consultation with outside legal counsel, that failure to take such action would create a material risk of a breach by the Company Board of its duties under applicable Law and the Company Certificate.

(f)          Except to the extent provided in Section 5.2(c) or Section 5.2(d), nothing in this Section 5.2 shall prohibit the Company Board from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the Company Board has determined in good faith, after consultation with legal counsel, that the failure to do so would create a material risk of a breach by the Company Board of its duties under applicable Law and the Company Certificate; provided that any disclosures (other than those made pursuant to clause (ii) of this Section 5.2(f)) permitted under this Section 5.2(f) that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change.

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(g)          As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock or the OP Common Units, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or OP Common Units, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Company Operating Partnership or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock or OP Common Units involved is 20% or more; in each case, other than the Transactions.

(h)          As used in this Agreement, “Superior Proposal” shall mean any written Competing Proposal that the Company Board (or committee thereof) has determined, after consulting with the Company’s outside legal counsel and independent financial advisors that if consummated, would reasonably be likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%.”

Section 5.3           Proxy Statement. The Company shall, at its own cost and expense, prepare and file with the SEC, subject to prior notice to Parent, as promptly as reasonably practicable (provided, that the Company shall use commercially reasonable efforts to cause the preliminary Proxy Statement to be filed within 30 days after the date hereof but in no event later than 45 days after the date hereof), a preliminary Proxy Statement (the “Preliminary Proxy Statement”) relating to the Merger as required by the Exchange Act and the rules and regulations thereunder. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations thereunder to be included in the Preliminary Proxy Statement. The Company (i) shall obtain and furnish the information required to be included in the Preliminary Proxy Statement, (ii) shall provide Parent with, and consult with Parent regarding, the Proxy Statement, any comments that may be received from the SEC or its staff with respect thereto and any other filings to be made with the SEC in connection with this Agreement (other than with respect to any Competing Proposal), (iii) shall respond promptly to any comments made by the SEC or its staff with respect to the Preliminary Proxy Statement, (iv) shall consider in good faith any comments reasonably proposed by Parent in the Proxy Statement, any response to comments received from the SEC or its staff and any other filings to be made with the SEC in connection with this Agreement (other than with respect to any Competing Proposal), (v) shall cause the Proxy Statement to be mailed to the Company’s stockholders at the earliest reasonably practicable date and (vi) shall use its reasonable best efforts (subject to Section 5.2) to obtain the necessary approval of the Merger by the Company’s stockholders. If, at any time prior to the Special Meeting, any information relating to the Company, Parent, Merger Sub, any of their respective affiliates, this Agreement or the Transactions (including the Merger), should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party, and an appropriate amendment or supplement describing such information shall be prepared by the Company and filed with the SEC, and to the extent required by applicable Law, disseminated to the stockholders of the Company.

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Section 5.4           Stockholder Approval. The Company shall, as promptly as reasonably practicable following the date of this Agreement, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Special Meeting”) for the initial purpose of obtaining the Requisite Stockholder Approval, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. Except as specifically permitted by Section 5.2, the Company Board (or any committee thereof) shall continue to recommend that the Company’s stockholders vote in favor of the Merger and the Company shall use its reasonable best efforts to obtain the Requisite Stockholder Approval. Notwithstanding the foregoing provisions of this Section 5.4, if, on a date for which the Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Special Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Merger and the Transactions.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1           Access; Confidentiality; Notice of Certain Events.

(a)          From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall, upon reasonable prior notice, give Parent and Merger Sub, their officers and a reasonable number of their employees and their authorized Representatives, reasonable access during normal business hours to the Company Agreements, contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties of the Company. In addition, the Company shall promptly provide to Parent (i) any comment letters received from the SEC with respect to the Company SEC Documents after the date hereof, (ii) notice of any Legal Proceeding (a) involving an amount in excess of $50,000 individually or (b) of which the Company has knowledge, in each case pending against (or to the Company’s knowledge, threatened against or naming as a party thereto), the Company, a Company Subsidiary or any executive officer or director of the Company (in their capacity as such), (iii) notice of any investigation of a Governmental Entity pending or threatened against the Company or any Company Subsidiary of which the Company or any Company Subsidiary has received written notice or of which the Company or any Company Subsidiary has knowledge, (iv) notice upon the receipt of written notice of any material violation or material default under any Company Material Contract, (v) notice upon the receipt by the Company or any Company Subsidiary of any written notice, charge or assertion alleging any non-compliance with any Law and (vi) a copy of any report, document, Commercial Lease (or amendment thereto), Ground Lease (or amendment thereto) or Company Title Insurance Policy that would have been required to be disclosed pursuant to Section 3.15(a)(viii) or Sections 3.20(d), (e) or (g) had the Company or any Company Subsidiary received such report, document, Commercial Lease (or amendment thereto), Ground Lease (or amendment thereto) or Company Title Insurance Policy prior to the date hereof, in each case that has not already been provided to Parent or disclosed in the Company Disclosure Letter. The failure to comply with this Section 6.1(a) shall not affect any of the conditions set forth in Article VII. The terms of the Confidentiality Agreement shall apply to any information provided to Parent or Merger Sub pursuant to this Section 6.1. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, where such access or disclosure would (a) jeopardize the attorney-client privilege of the Company or (b) contravene any applicable Law or contractual restriction.

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(b)          The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, (iii) of any written notice from a lender under the Indebtedness of the Company or any Company Subsidiary alleging that the Company or any Company Subsidiary, as applicable, is in default under the terms of such Indebtedness, and (iv) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be. The failure to comply with this Section 6.1(b) shall not affect any of the conditions set forth in Article VII.

(c)          The Company shall give prompt notice to Parent, upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries which could reasonably be expected to result in a material breach, or a material failure to be true, of the representations and warranties given by the Company to Parent under this Agreement as if made as of the date of the occurrence. The failure to comply with this Section 6.1(c) shall not affect any of the conditions set forth in Article VII.

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(d)          The Parties shall jointly pursue the Ground Lease Estoppels, Tenant Estoppels, Recognition Agreements, SNDAs and assignment and subordination of property management agreements reasonably requested by Parent or a Debt Financing Source. Each Party shall give the other Party advance notice of contacts or discussions with third parties regarding such agreements and provide the other Party an opportunity to participate in such contacts or discussions.

Section 6.2           Consents and Approvals.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, waiting period terminations or expirations, consents and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the Merger and the other Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval, waiting period expiration or termination, or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Merger and the other Transactions, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement.

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(b)          In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause to be given) any notices to any Person, and each of Parent and the Company shall use, and cause each of their respective affiliates to use, its reasonable best efforts to obtain any consents from any Person not covered by Section 6.2(a) that are necessary, proper or advisable to consummate the Merger, including health care regulatory approvals from applicable Governmental Entities to be obtained by Parent and any waiting period expiration or termination as may be required under the HSR Act. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings (other than any documents that are responsive to Item 4(c) or Item 4(d) of the form required under the HSR Act), or communications between either Party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges and the parties are not required to share any documents that are responsive to Item 4(c) or Item 4(d) of the form required to be filed under the HSR Act. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Governmental Entity relating to the transactions contemplated by this Agreement.  The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.2 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the transactions described herein without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity.

(c)          Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Merger, none of the Company, any of the Company Subsidiaries, or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person prior to the Effective Time. The Parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to any order providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company or any of the Company Subsidiaries or (B) the imposition of any limitation or regulation on the ability of Parent or any of its affiliates to freely conduct their business or own such assets, other than, in the case of clauses (A) or (B) above, for any such sale, divestiture, license, disposition, holding separate, limitation or regulation that would be immaterial to the Parent and/or the Company and their respective Subsidiaries taken as a whole. Each of the Company and Parent  agrees to make, or cause its ultimate parent entity (as that term is defined in the HSR Act) to make, an appropriate filing of a Notification and Report Form pursuant to the HSR Act if required with respect to the Transaction as promptly as practicable following the date of this Agreement and to supply as promptly as practicable additional information and documentary material that may be reasonably requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.2 necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as practicable.

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(d)          Notwithstanding the foregoing, except as set forth in Article VII, the obtaining any approval or consent from any Person pursuant to this Section 6.2 shall not be a condition to the obligations of the Parties to consummate the Merger.

Section 6.3           Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required to provide any such review or comment to Parent in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Change of Recommendation; provided, further, each Party and their respective controlled affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.3.

Section 6.4           Directors’ and Officers’ Insurance and Indemnification.

(a)          Parent shall, and shall cause the Surviving Entity to, honor and fulfill in all respects the obligations of the Company to the fullest extent permissible under applicable Law, under the Company Governing Documents in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals covered by such Company Governing Documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity or by reason of their service, as such occurring at or prior to the Effective Time, including in connection with the approval of this Agreement and the Transactions.

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(b)          Without limiting the provisions of Section 6.4(a), for a period of six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Entity to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such or by reason of such Covered Person’s service, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt, to the extent required by applicable Law, of an unsecured and interest free undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, neither Parent nor the Surviving Entity shall (and Parent shall cause the Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 6.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation. In any event, Parent and Surviving Entity shall timely notice all claims and circumstances under insurance that may cover Covered Persons either directly or would cover advancement and indemnification obligations owed to Covered Persons. Parent and Surviving Entity shall cooperate with Covered Persons to effectively assert all claims under such policies.

(c)          For a period of six (6) years after the Effective Time, the certificate of formation and limited liability company agreement of the Surviving Entity shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d)          For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 175% of the annual premiums paid as of the date hereof by the Company for such insurance (such 175% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage).

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(e)          In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.4.

(f)          The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.4, and this Section 6.4 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.5           Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6           Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7           Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8           Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the Parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would as determined by Parent’s counsel violate any applicable law.

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Section 6.9           Security Holder Litigation. In the event that any litigation related to this Agreement, the Merger or the other Transactions is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and/or settlement of any such litigation against the Company and/or its directors by security holders of the Company. No settlement with respect to such litigation shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.10         Director Resignations. The Company shall cause to be delivered to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time.

Section 6.11         Tax Representation Letters. The Company shall deliver to DLA Piper LLP (US) a “Tax Representation Letter,” substantially in the form attached hereto as Exhibit E, dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company reasonably necessary or appropriate to enable DLA Piper LLP (US) to render the tax opinion described in Section 7.2(d).

Section 6.12         R&W Insurance Policy; Indemnification.

(a)          Parent has secured, at or prior to the date hereof, a transaction representations and warranties insurance policy with a $40,000,000 total collective limit of liability, a retention equal to $11,829,375 (the “Retention Amount”), and a survival period of not less than 3 years for representations and warranties (such insurance policy, the “R&W Insurance Policy”). The R&W Insurance Policy (a) names Parent as the insured, (b) insures Parent for any breach, or any failure to be true, of the representations and warranties given by the Company to Parent under this Agreement subject to certain exclusions, limitations, terms and conditions acceptable to Parent, and (c) contains an irrevocable waiver of subrogation by the insurer in favor of the Company, any of its affiliates or any of their respective directors, officers, employees, affiliates, agents, advisors, representatives, stockholders and unit holders, except in cases of fraud.

(b)          Annex A hereto sets forth certain indemnification provisions that will be applicable after the Effective Time.

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Section 6.13         Actions with Respect to Financing. Parent shall use its reasonable best efforts to consummate the Financing contemplated by the Financing Commitments on the terms set forth therein (or terms no less favorable in any material respect to the Parent), which shall include (a) negotiating and executing definitive agreements with respect thereto on the terms and conditions contained therein (or terms no less favorable in any material respect to the Parent) (the “Financing Agreements”) and delivering to the Company a copy thereof promptly after such execution, (b) satisfying (or having waived) on a timely basis all conditions in the Financing Agreements that are within its control, and (c) enforcing its rights under the Financing Commitments and the Financing Agreements. Parent agrees to promptly notify the Company if, at any time prior to the Closing, (i) any Financing Commitment shall expire or be terminated, or be modified or amended in a manner materially adverse to the Company or (ii) any of the financing sources that is a party to any of the Financing Commitments notifies Parent that such source will not provide financing on the terms set forth in such Financing Commitment. Without limiting any of its other obligations, Parent acknowledges and agrees that in the event of any termination or modification of any Financing Commitment that would reasonably be expected to materially delay or prevent the financing contemplated thereby or Parent receives any such notification, Parent shall use reasonable best efforts to arrange for new financing commitments in the same principal amount and otherwise on substantially comparable terms or terms more favorable to Parent. Notwithstanding the foregoing to the contrary, without the prior written consent of the Company, Parent shall not, and shall not permit any of its affiliates to, take any action or enter into any transaction, or amend or alter or agree to amend or alter the Financing Commitments in any manner, materially adverse to the Company or the Company Subsidiaries, if such transaction, alteration or amendment would reasonably be expected to materially delay or prevent the financing contemplated by the Financing Commitments or the consummation of the transactions contemplated by this Agreement.

(b)          The Company shall use its reasonable best efforts to, and to cause the Company Subsidiaries and their respective representatives to, on a timely basis, provide all reasonable cooperation requested by Parent, Merger Sub or any Debt Financing Source that is reasonably necessary and customary to assist in connection with obtaining the Debt Financing if such requested cooperation does not unreasonably interfere with the ongoing operations of the Company.  Without limiting the generality of the foregoing, such cooperation shall in any event include using reasonable best efforts with respect to: (i) participating in a reasonable number of meetings and drafting sessions, and participating in reasonable and customary due diligence, (ii) furnishing the Debt Financing Sources with such financial and other pertinent information as regularly prepared by the Company, including delivery of (A) audited consolidated balance sheets and related audited statements of income, stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended December 31, 2016 and (B) unaudited consolidated balance sheets and related unaudited statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter following the filing of the Company’s applicable Form 10-Q related to such period, (iii) assisting the Parent, Merger Sub and Debt Financing Sources in the preparation of (I) an offering document, private placement memorandum and/or bank information memorandum and (II) materials for rating agency presentations, (iv) obtaining customary financing accountants’ comfort letters and consents of accountants from the Company’s independent public accounting firm for use of their reports in any materials relating to the Financing, (v) reasonably cooperating with the marketing efforts for any portion of the Debt Financing, (vi) taking actions necessary to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, (vii) making available the due diligence material provided to Parent to the Debt Financing Sources, including furnishing the Parent and its Debt Financing Sources promptly, and in any event at least five (5) business days prior to the Closing Date, with all documentation and other information required with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (viii) facilitating the pledging of collateral for the Debt Financing, including executing and delivering any customary pledge and security documents, credit agreements, ancillary loan documents and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Closing) and assisting in preparing schedules thereto as may be reasonably requested by the Parent, and (ix) promptly after the execution of this Agreement, the Company shall facilitate Parent’s request for, and use its commercially reasonable efforts to cooperate with Parent’s efforts to obtain the Recognition Agreements, SNDAs and assignment and subordination of property management agreements reasonably requested by Parent and its Debt Financing Sources; provided, however, that nothing herein shall require such cooperation to the extent it would (i) require the Company or any of the Company Subsidiaries to pay any commitment fee or other fee or payment to obtain consent or to incur any other liability, (ii) require the Company or any of the Company Subsidiaries to authorize any corporate action prior to the Closing Date, (iii) require the Company or any of the Company Subsidiaries to waive or amend any terms of this Agreement, or (iv) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate any of its organizational documents, any applicable Law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party; provided, further, that the Company acknowledges and agrees that the Parent will be primarily responsible for and lead all efforts to obtain all Recognition Agreements, SNDAs and assignment and subordination of property management agreements and Parent acknowledges and agrees that the failure to obtain any Recognition Agreement, SNDAs or assignment and subordination of property management agreements shall not affect any of the conditions set forth in Article VII.

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(c)          Parent hereby agrees to use its reasonable best efforts to obtain the Lender Consents as promptly as practicable after the date hereof; provided, however, the foregoing shall not apply to the extent that Parent elects to not obtain any Lender Consent and instead elects to repay (or make arrangements to repay) such Indebtedness in connection with the Closing. Parent further acknowledges and agrees that it shall bear all Lender Consents Costs. The Company shall use its reasonable best efforts to cooperate, and shall cause each Company Subsidiary to cooperate, with all reasonable requests of the Parent related to obtaining the Lender Consents; provided, however, that nothing herein shall require such cooperation to the extent it would (i) require the Company or any of the Company Subsidiaries to pay any assumption fee or other fee or payment or to incur any other liability, (ii) require the Company or any of the Company Subsidiaries to authorize any corporate action prior to the Closing Date, (iii) require the Company or any of the Company Subsidiaries to waive or amend any terms of this Agreement, or (iv) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate any of its organizational documents, any applicable Law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party.

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(d)          The Parties acknowledge and agree that notwithstanding anything contained herein to the contrary, the receipt of financing by Parent (including the receipt of the Lender Consents) is not a condition to the obligations of Parent or Merger Sub to consummate the Closing. Furthermore, the Parties acknowledge and agree that this Section 6.13 shall contain the sole covenants and agreements of the Parties with respect to the Company, the Company Subsidiaries and their respective representatives obligations to cooperate with respect to the Financing.

Section 6.14         Intentionally Omitted.

Section 6.15         Independent Directors Committee Outside Legal Counsel.

(a)          Notwithstanding anything to the contrary in this Agreement or any pre-existing engagement agreements between Latham & Watkins LLP and the Company for the benefit of the independent directors committee of the Company Board (the “Independent Directors Committee”), all parties to this Agreement acknowledge and agree that: (i) regardless of whether Latham & Watkins LLP is engaged by the Independent Directors Committee or by the Company to represent the Independent Directors Committee, Latham & Watkins LLP’s attorney-client relationship is with the Independent Directors Committee and not with the Company or any Company Subsidiary; (ii) as counsel to the Independent Directors Committee, Latham & Watkins LLP has provided and will provide advice solely to the Independent Directors Committee, and not to the Company or any Company Subsidiary, (iii) Latham & Watkins LLP has provided services to the Independent Directors Committee in connection  with consideration and assessment of strategic alternatives, leading to and then including, but not limited to the transactions contemplated by this Agreement, the preparation and negotiation of this Agreement, the preparation of the Proxy Statement, and all other matters related to the closing of the Merger and the other Transactions contemplated by this Agreement (and without creating any attorney-client relationship with the Company); (iv) to the extent that Latham & Watkins LLP has provided services as counsel to the Independent Directors Committee with, on behalf of or benefiting the Company, it has done so solely at the direction of and for the Independent Directors Committee; (v) the attorney-client relationship with respect to Latham & Watkins LLP’s services, including all documents and communications, belong solely to the Independent Directors Committee; (vi) only the Independent Directors Committee can waive any privilege relating to Latham & Watkins LLP’s services and work product for the Independent Directors Committee, and (vii) none of the attorney-client relationships or work product referred to or described in clauses (i)-(v) of this Section 6.15(a) are or shall be deemed to be assets of the Company or Company Subsidiaries, and all parties agree that the attorney-client relationship, documents and communications, and any privileges associated therewith shall not be transferred to the Parent, Merger Sub or any parent thereof by reason of the merger and other transactions contemplated by this Agreement and all of which attorney-client relationships and work product are specifically excluded from the Merger and transactions contemplated by this Agreement.

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(b)          Each of the Parties hereby agrees, on its own behalf and on behalf of its Affiliates, that Latham & Watkins LLP may serve as counsel to the Stockholders’ Representative and the Independent Directors Committee, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Latham & Watkins LLP (or any successor) may serve as counsel to the Stockholders’ Representative and any former holder of Company Common Stock, Company Preferred Stock or OP Series B Preferred Units and their respective Affiliates in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction notwithstanding such representation and each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

Section 6.16         Related Party Transactions. The Company and each Company Subsidiary shall terminate, or cause to be terminated, at or immediately prior to the Closing, without the payment of any additional consideration and without the incurrence of any additional liability (other than the Advisory Agreement Payment Amount) by the Company or any Company Subsidiary, (a) all agreements between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, on the other hand, set forth in Section 6.16 of the Company Disclosure Letter, and (b) the Advisory Agreement. In the event that the Company or any Company Subsidiary incurs an additional liability in connection with the termination of any agreement described in (a) above, the Aggregate Cash Merger Consideration shall be reduced by the amount of such additional liability (and such additional liability shall not be included in the calculation of Other Net Assets), subject to the limitations set forth in Section 2.1(a) hereof.

Section 6.17         Cooperation with Title Insurance. The Company agrees to cooperate with Parent and Merger Sub in obtaining such title insurance as Parent, Merger Sub or any financing source under any Financing Agreements may reasonably require, at the sole cost and expense of Parent and/or Merger Sub. The Company agrees to provide and deliver such customary title company owner’s affidavits, indemnities (including “gap” and mechanics liens) and other documents and instruments as may be reasonably required by any title insurance company selected by Parent, Merger Sub or any financing source under any Financing Agreements to close and issue any title policies in connection therewith.

Section 6.18         Property Managers.

(a)          Within five (5) business days after the date hereof, the Company agrees to deliver the conditional notices set forth in Section 6.18(a) of the Company Disclosure Letter.

(b)          The Company agrees to use commercially reasonable efforts to obtain the consents and enter into those agreements (as applicable) more particularly set forth on Section 6.18(b) of the Company Disclosure Letter with a target date for obtaining such consents and entering into such agreements of prior to June 30, 2017. For the avoidance of doubt, failure of the Company to obtain such consents and enter into those agreements by June 30, 2017 shall not affect any of the conditions set forth in Article VII.

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(c)          The Company agrees that it will cause the Property Management Agreements listed on Section 6.18(c) of the Company Disclosure Letter to be terminated as of the Effective Time.

(d)          Parent agrees that Parent shall be responsible for any and all costs related to the termination of any Property Management Agreements pursuant to this Section 6.18 (for the avoidance of doubt, no such costs shall be taken into account in calculating the Aggregate Cash Merger Consideration).

Section 6.19         Title Policy Matters. The Company shall cause an officer of the Company in his authorized capacity on behalf of the Company to execute and delivery to First American Title Company at the Closing an affidavit in the form attached as Exhibit J.

Section 6.20         Completion of Accel at Golden Ridge. The Company shall use commercially reasonable efforts to, prior to the Effective Time, enter into a fully-executed second amendment to the Accel Lease; provided, that the amendment shall memorialize the Final Development Budget (as defined in the Accel Lease), and modify the Minimum Rent (as defined in the Accel Lease) which is based on the Final Development Budget; provided, further, the failure to obtain the amendment or cause rent to be received by the applicable Company Subsidiary shall not affect any of the conditions set forth in Article VII.

Section 6.21         STAV Lease. The Parties agree to take the actions set forth on Section 6.21 of the Company Disclosure Letter with respect to the termination of the lease between Sentio STAV Landlord, LLC and ERB OPCO SAV, LLC (the “STAV Lease”).

Section 6.22         Bryan Sale. The Parties agree to take the actions set forth on Section 6.22 of the Company Disclosure Letter in the event that the Company is unable to consummate the sale, either directly or indirectly, of its partnership interests in Bryan MOB Partners, L.P. or of the underlying real property to a party in which the Parent will not acquire, directly or indirectly, any interest upon the consummation of the Transactions prior to the Effective Time.

Section 6.23         MIPAs. The Company has entered into a membership interest purchase agreement (each a “Membership Interest Purchase Agreement”) with each third party that owns membership interests in any Company Joint Venture (other than interests in Bryan MOB Partners, L.P.), in which Membership Interest Purchase Agreement such third party agrees to sell its interests to the Company subject to the fulfillment of the conditions set forth in each Membership Interest Purchase Agreement. Upon receipt of the Joint Venture Partner Purchase Amount and the Joint Venture Indebtedness Amount, the Company shall cause the transactions contemplated under each Membership Interest Purchase Agreement to close at Closing.

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ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1           Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub, and the Company, as the case may be, to the extent permitted by applicable Law:

(a)          Stockholder Approval. The Requisite Stockholder Approval shall have been obtained; and

(b)          Statutes; Court Orders. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger.

Section 7.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained in Article III) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

(b)          Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all of its obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c)          No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(d)          Tax Opinion. Parent shall have received a tax opinion of DLA Piper LLP (US), REIT tax counsel to the Company, dated as of the Closing Date and substantially in the form of Exhibit F attached hereto, regarding the status of the Company as a REIT.

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(e)          Other Consents and Approvals. The consents, approvals and other agreements set forth in Section 7.2(e) of the Company Disclosure Letter shall have been obtained or executed, as applicable.

(f)          FIRPTA Certificate. The Company shall deliver to Parent a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 stating that Company is not a “foreign person” as defined in Code Section 1445.

(g)          Payoff Letters. Parent shall have received payoff letters, together with wire instructions, necessary to effect payment of the Replaced Indebtedness.

(h)          Intentionally Omitted.

(i)          MIPA Closings. The closing of transactions contemplated by each of the Membership Interest Purchase Agreements shall occur at the Closing.

(j)          Indemnity Escrow Agreement. The Stockholders’ Representative and the Indemnity Escrow Agent shall have executed and delivered the Indemnity Escrow Agreement.

(k)          Contingent Value Rights Agreement. The Stockholders’ Representative and the Rights Agent shall have executed and delivered the Contingent Value Rights Agreement.

(l)          HSR. The waiting periods if any applicable to the Transaction under the HSR Act, if applicable, shall have expired or been earlier terminated.

(m)         Settlement. The Company shall have caused the Legal Proceeding set forth in Section 7.2(m) of the Company Disclosure Letter to have been settled.

Section 7.3           Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality contained in Article IV) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) except where any failures of any such representations and warranties to be true and correct would not reasonably be expected, individually or in the aggregate, to prevent, materially impede or materially delay the consummation of the Transactions. The Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect.

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(b)          Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

(c)          Indemnity Escrow Agreement. Parent shall have executed and delivered the Indemnity Escrow Agreement.

(d)          Contingent Value Rights Agreement. Parent shall have executed and delivered the Contingent Value Rights Agreement.

ARTICLE VIII

TERMINATION

Section 8.1           Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Requisite Stockholder Approval, if applicable) as follows:

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company, prior to the Effective Time, if there has been a breach or failure to perform in any material respect by the other Party or Parties of any of their respective representations, warranties, covenants or agreements set forth in this Agreement or if any representation or warranty of the other Party or Parties shall have become untrue, which breach or failure to perform or to be true (i) shall result in any of the applicable conditions in Article VII not being satisfied or (ii) in the case of a breach by Parent or Merger Sub, that would reasonably be expected to prevent, or materially impair or delay, the ability of either Parent or Merger Sub to perform its obligations under this Agreement, or to consummate the Merger and the other Transactions, and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (y) three (3) business days before the Outside Date; provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c)          by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 pm (EST) time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring prior to the Outside Date; provided, further, that to the extent that any consent or approval of a Governmental Entity that is identified in Section 7.2(e) of the Company Disclosure Letter has not been obtained as of the Outside Date but all other conditions to the Closing contained in Article VII have been waived or satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing), then the Outside Date shall be extended for an additional 90 days; provided that, if at the end of such additional 90-day period any such consent or approval has not been obtained, the condition contained in Section 7.2(e) shall be deemed satisfied and Parent shall be obligated to effect the Closing if all other conditions to the Closing contained in Article VII have been waived or satisfied; provided, further, that if an Arbitrator is engaged pursuant to Section 2.1(b)(iii) prior to the Outside Date, the Outside Date shall be extended through the end of the engagement of the Arbitrator as set out in Section 2.1(b)(iii) or Section 2.1(b)(iv), as applicable, and for a sufficient time thereafter for the Special Meeting to be held plus three (3) business days;

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(d)          by the Company, prior to the receipt of the Requisite Stockholder Approval, if the Company Board adopts, approves, endorses or recommends and authorizes the Company to enter into a definitive agreement providing for the implementation of a Superior Proposal in a manner permitted under Section 5.2, but only so long as the Company pays, promptly following the entry in such definitive agreement, the Company Termination Fee to Parent in accordance with Section 8.2(b);

(e)          by Parent at any time prior to the receipt of the Requisite Stockholder Approval, if the Company Board shall have effected a Company Adverse Recommendation Change or Change of Recommendation; provided, however, that Parent’s termination right shall expire ten (10) business days after the date upon which Parent receives from the Company written notice regarding the Company Adverse Recommendation Change or the Change of Recommendation, as applicable;

(f)          by either the Company or Parent if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have complied with its obligations under Section 6.2 to use reasonable best efforts to prevent the entry of and to remove such order, decree or ruling;

(g)          by either the Company or Parent, if the Requisite Stockholder Approval is not obtained at the Special Meeting upon a vote taken thereon; or

(h)          by the Company if (A) all of the conditions to the Closing contained in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived in writing by Parent and Merger Sub as of the date the Closing was required to have occurred pursuant to Section 1.2, (B) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.3 in order to promptly consummate the Merger and (C) the Merger shall not have been consummated within three (3) business days after the delivery of such notice; provided, that notwithstanding anything in this Agreement to the contrary, no Party shall be permitted to terminate this Agreement prior to the end of the third (3rd) business day following delivery of such notice.

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Section 8.2           Effect of Termination.

(a)          In the event of the termination of this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party hereto (or any Representatives thereof) except that the provisions of the Confidentiality Agreement, this Section 8.2, and Section 9.1 through Section 9.14 and the definitions of all defined terms appearing in such sections shall survive any such termination.

(b)          In the event that:

(i)          (A) a Competing Proposal shall have been made, proposed or communicated and not withdrawn, after the date hereof and prior to the Special Meeting (or prior to the termination of this Agreement if there has been no Special Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.1(g), and (C) the Company enters into a definitive agreement with respect to a Competing Proposal within twelve (12) months of the date of such termination and such Competing Proposal is consummated; provided, that for purposes of clause (C) of this Section 8.2(b)(i), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”; or

(ii)         this Agreement is terminated by the Company pursuant to Section 8.1(d); or

(iii)        this Agreement is terminated by Parent pursuant to Section 8.1(e); or

(iv)        (A) a Competing Proposal shall have been made, proposed or communicated and not withdrawn, after the date hereof and prior to the breach, failure to perform or failure to be true giving rise to the right to terminate pursuant to Section 8.1(b), (B) this Agreement is terminated by Parent pursuant to Section 8.1(b), and (C) the Company enters into a definitive agreement with respect to a Competing Proposal within twelve (12) months of the date of such termination and such Competing Proposal is consummated; provided, that for purposes of clause (C) of this Section 8.2(b)(iv), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii), (iii) or (iv) of this Section 8.2(b), the Company shall pay as directed by Parent the applicable Company Termination Fee (as defined below) by wire transfer of same day funds (x) in the case of Section 8.2(b)(iii), within two (2) business days after such termination, (y) in the case of Section 8.2(b)(ii), promptly following such termination and entry into the definitive agreement with respect to such Superior Proposal or (z) in the case of Section 8.2(b)(i) or Section 8.2(b)(iv), within two (2) business days after the consummation of a Competing Proposal. The Parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. As used herein, “Company Termination Fee” shall mean a cash amount equal to $14,640,269.

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(c)          In addition, the Company agrees that if this Agreement is terminated by Parent pursuant to Section 8.1(b) or by the Company or Parent pursuant to Section 8.1(g), then the Company shall pay, within two (2) business days of such termination, to Parent the Parent Expense Reimbursement in immediately available funds to an account designated by Parent at the time of such termination; provided, however, in the event that the Company Termination Fee is or becomes payable, the amount of such Parent Expense Reimbursement shall be deducted from the Company Termination Fee to be paid by the Company.

(d)          Unless the Company is entitled to the payment of the Parent Termination Fee as set forth in Section 8.2(e), upon the termination of this Agreement under any other scenario, the Parties shall take such action reasonably necessary for the Escrow Agent to release the Deposit Escrow Amount to Parent.

(e)          If this Agreement is terminated by the Company pursuant to Section 8.1(b) or Section 8.1(h), or is otherwise validly terminated pursuant to Section 8.1(c) by the Company or Parent when terminable pursuant to Section 8.1(b) or Section 8.1(h), then the Escrow Agent shall release to the Company or its designees, promptly (but in any event no later than two (2) business days) after the date of such termination, the Deposit Escrow Amount (the “Parent Termination Fee”), such payment to be made by wire transfer to an account or accounts designated in writing by the Company. In no event shall Parent be required to pay any amount in addition to the Parent Termination Fee released to the Company pursuant to the terms hereof.

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(f)          Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that the Company Termination Fee, the Parent Termination Fee and the Parent Expense Reimbursement are not penalties, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee or the Parent Expense Reimbursement is payable or the Company in the circumstances where the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive payment of the Company Termination Fee or the Parent Expense Reimbursement from the Company, as the case may be, shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, unit holders managers, members, affiliates or agents (the “Company Related Parties”) for the losses or damages suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise. Upon payment of the Company Termination Fee or the Parent Expense Reimbursement, none of the Company, any of its Subsidiaries or any of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except with respect to any obligations that survive a termination of this Agreement in accordance with Section 8.2(a). Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Termination Fee from Parent shall be the sole and exclusive remedy of the Company and the Company Related Parties against Parent, Merger Sub and each of their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents (the “Parent Related Parties”) for damages or losses suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise. Upon payment of the Parent Termination Fee, none of Parent, Merger Sub and each of their respective Subsidiaries and any Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except with respect to any obligations that survive a termination of this Agreement in accordance with Section 8.2(a) or any obligations under the Confidentiality Agreement. In the event that the Company shall fail to pay the Company Termination Fee or the Parent Expense Reimbursement when due or Parent shall fail to pay the Parent Termination Fee when due, the Company or Parent, as the case may be, shall reimburse the Party due such payment for all reasonable costs and expenses actually incurred or accrued by such other Party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.2.  Further, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the Party owing such payment for the payment set forth in this Section 8.2, such paying Party shall pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as reported in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(g)          Notwithstanding anything to the contrary in this Agreement:

(i)          Except for Parent and Merger Sub, no other Parent Related Party shall have any liability for any obligation or liability to the Company, any of its affiliates or any of its or their direct or indirect stockholders for, and, except for the Company, no Company Related Party shall have any liability for any obligation or liability to Parent or Merger Sub, any of their respective affiliates or any of their or their respective affiliates’ direct or indirect stockholders for, any claim for any loss suffered as a result of any breach of this Agreement or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise;

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(ii)         The maximum aggregate liability of Parent and Merger Sub collectively, and the maximum aggregate liability of the Company, for any loss suffered as a result of any breach of this Agreement or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to, in the case of Parent and Merger Sub, the Parent Termination Fee plus any interest, costs and expenses payable in accordance therewith, and in the case of the Company, the Company Termination Fee plus any interest, costs and expenses payable in accordance therewith. In no event shall Parent, Merger Sub and the Company seek to, and Parent, Merger Sub and the Company shall cause their respective affiliates not to seek to, recover any money damages (including consequential, indirect or punitive damages) in excess of such Parent Termination Fee plus any interest, costs and expenses payable in accordance therewith or such Company Termination Fee plus any interest, costs and expenses payable in accordance therewith, as applicable; and

(iii)        Upon payment of the Parent Termination Fee (plus any interest, costs and expenses payable in accordance therewith) or upon payment of the Company Termination Fee (plus any interest, costs and expenses payable in accordance therewith), as applicable, none of Parent, Merger Sub or any other Parent Related Party shall have any further liability or obligation to the Company, any of its affiliates or any of its or their direct or indirect stockholders, and none of the Company or any Company Related Party shall have any further liability or obligation to Parent or Merger Sub, any of their respective affiliates or any of their or their respective affiliates’ direct or indirect stockholders, as applicable, relating to or arising out of this Agreement or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and in such event, Parent, Merger Sub and the Company shall not seek to, and shall cause their respective affiliates not to seek to, recover any money damages (including consequential, indirect or punitive damages) or obtain any equitable relief from any Parent Related Party or Company Related Party, as applicable.

ARTICLE IX

MISCELLANEOUS

Section 9.1           Amendment and Modification; Waiver.

(a)          Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Requisite Stockholder Approval, if applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the approval of the Merger by the stockholders of the Company, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Notwithstanding the foregoing, Sections 9.9, 9.11, 9.12 and 9.15 may not be amended in a manner that would adversely impact any Debt Financing Source without the prior written consent of such Debt Financing Source.

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(b)          At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2           Non-Survival of Representations and Warranties. Except as set forth in Annex A, none of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that the foregoing shall in no way limit Parent’s rights under the R&W Insurance Policy. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3           Expenses. Except as otherwise provided in Section 2.1, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that, (i) the Company shall pay, whether or not the Merger or any other Transaction is consummated, all Expenses incurred in connection with printing, filing and mailing the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement and the Paying Agent and (ii) filing fees in connection with filings required by the HSR Act shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Company. Except as otherwise provided in Section 2.4(c), Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the Transactions. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents relating to any such Taxes and shall cooperate in attempting to minimize the amount of any such Taxes.

Section 9.4           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

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if to Parent or Merger Sub, to:

c/o KAREP Acquisitions Vehicle, LLC
1 Town Center Road, Suite 300
Boca Raton, FL 33486
Attention: David Selznick and Russell Reiter
Facsimile: (561) 300-6290

with a copy to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
Attention: Stuart Barr
Facsimile: (202) 637-5910

if to the Company, to:

Sentio Healthcare Properties, Inc.
c/o Sentio Investments, LLC
189 S Orange Ave, Suite 1700
Orlando, FL. 32801
Attention: John Mark Ramsey
Facsimile: (407) 999-5210

with copies to:

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
Attention:	Julian Kleindorfer
David Wheeler
Facsimile: (213) 891-8763

and

if to the Stockholders’ Representative, to:

Sentio Investments, LLC
189 S Orange Ave, Suite 1700
Orlando, FL. 32801
Attention: John Mark Ramsey
Facsimile: (407) 999-5210

with copies to:

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
Attention:	Julian Kleindorfer
David Wheeler
Facsimile: (213) 891-8763

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Section 9.5           Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Advisory Agreement” means that certain Advisory Agreement by and between the Company and the Company Advisor, dated January 1, 2013, as renewed by that Renewal Agreement dated December 22, 2016, and as amended by that certain Transition to Internal Management Agreement, dated February 10, 2013, by and among the Company, the Company Operating Partnership, the Company Advisor and Sentinel RE Investment Holdings LP, as amended.

“Advisory Agreement Payment Amount” means the aggregate amount of all termination fees, promote or carried interest payments, disposition fees or other compensation payable to the Company Advisor or any of its affiliates as a result of the Transactions, which aggregate amount is as set forth in the Merger Consideration Allocation Agreement.

“Aggregate Cash OP Series B Preferred Units Consideration” means the aggregate amount of cash payable to the holders of the OP Series B Preferred Units pursuant to the Merger Consideration Allocation Agreement.

“Aggregate Merger Consideration” means the Aggregate Cash Merger Consideration plus the aggregate amount payable under the Contingent Value Rights Agreement.

“Aggregate OP Series B Preferred Units Consideration” means the Aggregate Cash OP Series B Preferred Units Consideration and Contingent Value Rights payable to the holders of the OP Series B Preferred Units pursuant to the Merger Consideration Allocation Agreement.

“Aggregate Preferred Merger Consideration” means an amount equal to the product obtained by multiplying the Preferred Merger Consideration by the total number of shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time.

“Approved Capex Amount” means the amount of capital expenditures (a) incurred by the Company or the Company Subsidiaries or (b) included as a liability in the Other Net Assets committed to be incurred between the date of this Agreement and the Calculation Date or included as a liability in the Other Net Assets for which, in either event (i) the Company has received prior approval from Parent to incur (which approval is not to be unreasonably withheld) or (ii) are approved in the Company’s property budgets provided to Parent prior to the date hereof in an amount not to exceed $50,000 at any single Company Property.

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“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any material employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Calculation Date” means the second (2nd) business day prior to the date of the Special Meeting or such earlier date as may be indicated is desirable or required by the SEC to provide the Company’s stockholders with sufficient notice of the determination of the Common Cash Merger Consideration prior to the Special Meeting.

“Cash” means the aggregate amount of the cash, savings accounts and restricted cash of the Company and the Company Subsidiaries, as adjusted for any outstanding wires in transit, any outstanding checks and any other proper reconciling items, in each case as of the Estimated Closing Date as determined in accordance with GAAP, consistently applied. For purposes of this definition, the Parties shall convert any amounts stated in currency other than U.S. Dollars into U.S. Dollars using the Company’s normal practices and the mid-point closing spot exchange rate as quoted by Bloomberg on the Calculation Date, published on Bloomberg screen USD CRNCY HP (or the equivalent screen for any currency other than dollars), or, if the rate is not available in respect of the relevant period for any reason, such comparable rate as the Parties may agree.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Lease” means any Lease other than a Residential Lease.

“Common Cash Merger Consideration” means an amount per share equal to the quotient obtained by dividing (A) the excess of the Aggregate Cash Merger Consideration over the sum of the Aggregate Preferred Merger Consideration and the Aggregate Cash OP Series B Preferred Units Consideration by (B) the total number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time.

“Company Advisor” means Sentio Investments, LLC, a Florida limited liability company.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Certificate” means the Articles of Incorporation of the Company as amended, amended and restated and supplemented and in effect on the date hereof.

“Company Equity Plan” means the Employee and Director Long-Term Incentive Plan, as may be amended from time to time.

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“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company IP” means Owned Company IP and Licensed Company IP.

“Company Joint Venture” means any Company Subsidiary of which the Company does not, directly or indirectly, own 100% of the issued and outstanding membership interests or other Equity Interests; provided, however, the foregoing shall not include the Company Operating Partnership.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not materially and disproportionately have a greater adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, (b) conditions (or changes therein) in any industry or industries in which the Company operates to the extent that such Effects do not materially and disproportionately have a greater adverse impact on the Company relative to other companies of comparable size to the Company operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any actions taken, or the failure to take any action, pursuant to or in accordance with the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub and any Effect attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship, including as a result of the identity of Parent, (g) any exercise by joint venture partners of the Company pursuant to any existing purchase rights, options or other similar rights, (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (j) any reduction in the credit rating of the Company or the Company Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (k) any action by Parent, Merger Sub or any of their respective affiliates or Representatives and (l) any bankruptcy, insolvency or reorganization of any tenant under any Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Lease.

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“Confidentiality Agreement” means the Confidentiality Agreement, dated October 15, 2015, between KAREP IV SL REIT, LLC (an affiliate of Parent) and the Company.

“Contingent Value Right” means a contingent value right, representing the right to receive the applicable amount(s), if any, pursuant to the Contingent Value Rights Agreement.

“Contract” shall mean any legally binding contract, subcontract, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument.

“Development Project Debt Adjustments” means unfunded Indebtedness regarding construction obligations as of the Estimated Closing Date at the Company Properties known as Accel at Golden Ridge and The Delaney at Georgetown Village.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Estimated Closing Date” means a date mutually agreed by the Parties to be the date on which the Closing is anticipated to occur but shall in no event shall be later than the Outside Date.

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“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder and stockholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Ground Lease Estoppels” means estoppel certificates from all lessors under the Ground Leases in a form reasonably acceptable to Parent.

“Ground Leases” means all of the Company’s and the Company Subsidiaries’ right, title and interest in the existing ground leases entered into by the Company or any of the Company Subsidiaries, as lessees, including any amendments, including, all amendments, modifications and supplements thereto, and all other collateral securing the Ground Leases, including without limitation all security deposits, letters of credit and guaranties.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, medical waste, biohazards, and petroleum products or by-products.

“Health Care Laws” means all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care services, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, Laws relating to Medicare (including Title XVIII of the Social Security Act (“SSA”)), Laws relating to Medicaid programs (including Title XIX of the SSA), Laws relating to other Federal Health Care Programs (as such term is defined in 42 U.S.C. § 1320a-7b(f) (including TRICARE and U.S. Department of Veterans Affairs Programs)), the regulations adopted thereunder, and the guidance found in the CMS Manuals; (ii) fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals or health care provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), and the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801, et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347), and any similar state fraud and abuse laws; (iii) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by health care providers, including third-party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) coding, coverage, reimbursement, claims submission, billing and collections related to third-party payors including to government programs or otherwise related to insurance fraud; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) HIPAA, and any state or federal Laws governing the privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective patients; (vii) any state insurance, health maintenance organization or managed care Laws (including Laws relating to Medicaid programs) pursuant to which the Company or any Company Subsidiary is required to be licensed or authorized to transact business; (viii) state medical practice and corporate practice of medicine Laws and regulations (including common law), and state professional fee-splitting Laws and regulations (including common law); and (ix) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), and the regulations promulgated thereunder.

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“HIPAA” means, individually and collectively the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191, the privacy standards adopted by the U.S. Department of Health and Human Services as they may be amended from time to time, 45 C.F.R. parts 160 and 164, subparts A and E (the “Privacy Rule”), the security standards adopted by the Department as they may be amended from time to time, 45 C.F.R. parts 160, 162, and 164, subpart C (the “Security Rule”), and the privacy provisions (Subtitle D) of the Health Information Technology for Economic and Clinical Health Act, Division A, Title XIII of Pub. L. 111-5, as codified at 42 U.S.C. Sections 1320d through d-9, and its implementing regulations (the “HITECH”).

“HITECH” is defined under the “HIPAA” definition.

“Indebtedness” means, without duplication, with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances or letters of credit, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Initial Estimated Closing Date” means July 31, 2017.

“Intellectual Property Rights” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

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“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Joint Venture Partner Purchase Amount” means $32,285,866.

“Joint Venture Indebtedness Amount” means the amount equal to the sum of (a) the total amount of principal and accrued and unpaid interest of any Indebtedness on the Company Properties owned (directly or indirectly) by the Company Joint Ventures (other than Bryan MOB Partners, L.P.) that will be paid off in full pursuant to the terms of the Membership Interest Purchase Agreements and (b) to the extent then due and payable in connection with the payoff, the total amount of all fees, charges and other amounts due and payable with respect to any such Indebtedness.

“knowledge” will be deemed to be, as the case may be, (a) receipt of written notice by the Company or any Company Subsidiary or (b) the actual knowledge of (i) any executive officer of Parent or Merger Sub with respect to Parent or Merger Sub, or (ii) any executive officer of the Company with respect to the Company.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property licensed, leased or subleased by the Company or any Company Subsidiary.

“Leases” means all of the Company’s and the Company Subsidiaries’ right, title and interest in the existing real property leases and subleases entered into by the Company or any of the Company Subsidiaries, as lessor, including any amendments, modifications, supplements, renewals, exercise of options and extensions related to such leases and subleases, and all other collateral securing the Leases, including without limitation all security deposits, letters of credit and guaranties.

“Leasing Costs” means, without duplication, except as otherwise accrued for in the Financial Statements, any leasing commissions or tenant-improvement costs (including fees and disbursements of architects and engineers) incurred by the Company or any Company Subsidiary for any tenant in excess of $25,000 in connection with any Lease.

“Lender Consents” means the consents and waivers required from certain lenders under Indebtedness of the Company and the Company Subsidiaries with respect to the Merger and other transactions contemplated by this Agreement.

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“Lender Consents Costs” shall mean, collectively, any and all out of pocket, unaffiliated third party costs and expenses incurred or to be incurred (excluding principal repayments) (in each case without duplication) by Parent, Merger Sub, the Company or any Company Subsidiary in connection with (A) obtaining any consent or waiver from any Lender Consents; and (B) repaying Indebtedness in lieu thereof, including, without limitation, (i) cash or other consideration paid or required to be paid to third party for fees, penalties or other charges, including any “make-whole” premium or other prepayment penalties in connection with prepaying or defeasing any Indebtedness in lieu of obtaining consent; (ii) the amount of any cash deposited for new or increased reserve requirements (on a dollar for dollar basis); (iii) the cost to obtain any letter of credit deposited as additional security; (iv) the cost of any interest rate increases (determined on a discounted present value basis, for the remaining term of the applicable loan using the increased interest rate as the discount rate); (v) assumption and/or consent fees charged by lenders and servicers unaffiliated with the Company or Company Subsidiaries; (vi) fees and charges for title endorsements and survey updates and other delivery requirements to obtain such consent; and (vii) third-party expenses incurred by the applicable lender and servicer, such as legal fees, appraisal fees and rating agency fees.

“Licensed Company IP” means all Intellectual Property Rights that are licensed to the Company by third parties and are material to the conduct of the business of the Company.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Liquidation Preference Amount” means, with respect to each share of Company Preferred Stock as of the Effective Time, the amount of the actual issuance price of such share of Company Preferred Stock (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to such share of Company Preferred Stock).

“Medicaid” means the joint federal and state government healthcare insurance program established under Title XIX of the Social Security Act, as amended.

“Medicare” means the federal healthcare insurance program established under Title XVIII of the Social Security Act, as amended, and administered by CMS.

“Merger Consideration” means, collectively, the Common Merger Consideration and the Preferred Merger Consideration.

“Merger Consideration Allocation Agreement” means that certain agreement dated May 3, 2017 by and among the Company, Company Operating Partnership, Sentinel RE Investment Holdings LP and the Company Advisor and Parent (solely with respect to the sections specified therein), in the form attached hereto as Exhibit K.

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“OP Common Units” means the Common Units (as defined in the OP Partnership Agreement) of the Company Operating Partnership.

“OP Partnership Agreement” means the Second Amended and Restated Limited Partnership Agreement of Sentio Healthcare Properties OP, L.P., as amended from time to time.

“OP Series B Preferred Units” means the Series B Convertible Preferred Units (as defined in the OP Partnership Agreement) of the Company Operating Partnership.

“Organizational Documents” means all charters, the bylaws, the partnership agreements, certificates of formation, limited liability company agreements, or similar organizational documents or governing documents or agreements of any Person.

“Other Net Assets” means total current assets minus total current liabilities of the Company and the Company Subsidiaries on a consolidated basis as of the Estimated Closing Date, calculated in the manner set forth in Exhibit H attached hereto (which amounts are for illustrative purposes as projected as of the Initial Estimated Closing Date). For the avoidance of doubt, Other Net Assets shall not include the Advisory Agreement Payment Amount and the following assets or liabilities recorded on the Company’s balance sheet: (i) land, (ii) buildings, improvements and equipment, (iii) furniture, fixtures and vehicles, (iv) construction in progress interest, (v) construction in progress, (vi) intangible lease assets, (vii) deferred financing costs, (viii) straight-line receivable, (ix) notes receivable - CHP REIT, (x) notes receivable - Georgetown participating loan, (xi) deferred tax asset, (xii) inventory, (xiii) goodwill, (xiv) loan payable, (xv) premium (discount) on acquired loan payable, (xvi) ground lease liability, (xvii) deferred revenue and (xviii) straight line rent adjustment.

“Outside Date” means October 30, 2017, or as further extended pursuant to Section 8.1(c).

“Owned Company IP” means all Intellectual Property Rights that are owned by the Company or any Company Subsidiary and are material to the conduct of the business of the Company.

“Owned Real Property” means the land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, that is owned by the Company or any Company Subsidiary.

“Parent Expense Reimbursement” means an amount equal to Parent’s actual out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement, not to exceed $8,700,000.

“Parent Financial Advisor” means Citigroup Global Markets Inc.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

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“Privacy Rule” is defined under the “HIPAA” definition.

“Rent Roll” means the rent roll for each Company Property as of March 1, 2017 attached as Section 3.20(c) of the Company Disclosure Letter.

“Recognition Agreement” means a recognition agreement in a form reasonably acceptable to Parent.

“Replaced Indebtedness” means (A) the sum of (i) the total amount of principal and accrued and unpaid interest as of the Closing Date of any Indebtedness of the Company or any Company Subsidiary that will be paid off in full at Closing and (ii) to the extent then due and payable on the Closing Date in connection with the payoff, the total amount of all fees, charges and other amounts due and payable by the Company or any Company Subsidiary with respect to any such Indebtedness, minus (B) the Joint Venture Indebtedness Amount.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“Requisite Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Series C Preferred Stock (on an as-converted basis in accordance with the Company Governing Documents) entitled to vote at the Special Meeting on the Merger and the other Transactions.

“Residential Lease” means any Lease demising residential space at a Company Property to a tenant or resident.

“Security Rule” is defined under the “HIPAA” definition.

“Series A Preferred Stock” means the 3% Series A Senior Cumulative Preferred Stock of the Company.

“Series C Preferred Stock” means the 3% Series C Senior Cumulative Preferred Stock of the Company.

“SNDA” means a subordination, non-disturbance and attornment agreement, in substance reasonably acceptable to the applicable lender, for each tenant under an applicable Commercial Lease, if such an SNDA is required by such lender to consummate any financing.

“Sponsor” means KAREP IV SL REIT, LLC.

“SSA” is defined under the “Health Care Laws” definition.

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“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least 10% of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Tenant Estoppel” means an estoppel certificate from the tenant under a Commercial Lease in a form reasonably acceptable to Parent.

“Title Company” means First American Title Insurance Company in its capacity as title insurer under each title policy issued in connection with the Transactions.

“Total Debt Outstanding” means an amount equal to the aggregate principal amount of Indebtedness for borrowed money of the Company and Company Subsidiaries as of the Estimated Closing Date, which, for the avoidance of doubt, shall include all Indebtedness held by Sentio Georgetown, LLC and Sentio Georgetown TRS, LLC with respect to the Company Property that is The Delaney at Georgetown Village, but excluding the Development Project Debt Adjustments.

“Treasury Regulation” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the Code, as amended.

Section 9.6           Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

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“Additional Escrow Amount”	Section 6.22(b)
“Aggregate Cash Merger Consideration	Section 2.1(a)
“Agreement”	Preamble
“Arbitrator”	Section 2.1(b)(iii)
“Articles of Merger”	Section 1.3
“Base Premium”	Section 6.4(d)
“Base Purchase Price”	Section 2.1(a)(i)
“Book-Entry Shares”	Section 2.4(c)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.4(c)
“Change of Recommendation”	Section 5.2(e)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Statement”	Section 2.1(b)(i)
“Common Stockholders”	Section 9.1
“Common Merger Consideration”	Section 2.2(a)(i)
“Company”	Preamble
“Company Acquisition Agreement”	Section 5.2(d)
“Company Adverse Recommendation Change”	Section 5.2(d)
“Company Agreements”	Section 3.13(a)
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Financial Advisors”	Section 3.22
“Company IP Agreements”	Section 3.16(b)
“Company Material Contract”	Section 3.13(b)
“Company Operating Partnership”	Preamble
“Company Permits”	Section 3.17(b)
“Company Preferred Stock”	Recitals
“Company Property(ies)”	Section 3.20(a)
“Company Related Parties”	Section 8.2(f)
“Company SEC Documents”	Section 3.6
“Company Subsidiary”	Section 3.1(b)
“Company Subsidiary Partnership”	Section 3.12(g)
“Company Tax Protection Agreements”	Section 3.12(g)
“Company Termination Fee”	Section 8.2(b)
“Company Title Insurance Policy(ies)”	Section 3.20(g)
“Competing Proposal”	Section 5.2(g)
“Contingent Value Rights Agreement”	Section 2.4(b)
“Counterparties”	Section 6.1(d)
“Covered Entities”	Section 3.18
“Covered Persons”	Section 6.4(a)
“Debt Financing”	Section 4.7
“Debt Financing Commitment Letter”	Section 4.7
“Debt Financing Sources”	Section 9.11(b)
“Deductible”	Annex A
“Delaney Loan”	Section 3.29(a)
“Delaney Loan Documents”	Section 3.29(a)
“Delaney Property”	Section 3.29(a)
“Delaney Title Insurance Policy”	Section 3.29(e)

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“Deposit Escrow Account”	Recitals
“Deposit Escrow Agreement”	Recitals
“Deposit Escrow Amount”	Recitals
“DLLCA”	Recitals
“Effective Time”	Section 1.3
“Enforceability Exceptions”	Section 3.3
“Equity Financing”	Section 4.7
“Equity Financing Commitment Letter”	Section 4.7
“Equity Interests”	Section 3.2(a)
“Escrow Agent”	Recitals
“Exchange Act”	Section 3.6
“Exchange Fund”	Section 2.4(a)
“Financial Statements”	Section 3.6
“Financing”	Section 4.7
“Financing Agreements”	Section 6.13(a)
“Financing Commitments”	Section 4.7
“GAAP”	Section 3.6
“Governmental Entity”	Section 3.5
“HSR Act”	Section 3.5
“Illustrative Projected Aggregate Cash Merger Consideration”	Section 2.1(b)(i)
“Indemnification Agreements”	Section 6.4(a)
“Indemnity Escrow Account”	Section 2.1(a)(xv)
“Indemnity Escrow Agent”	Section 2.4(a)
“Indemnity Escrow Agreement”	Section 2.1(a)(xv)
“Indemnity Escrow Amount”	Section 2.1(a)(xv)
“Indemnity Escrow Fund”	Section 2.4(a)
“Indemnity Escrow Period”	Annex A
“Indemnity Notice”	Annex A
“Independent Directors Committee”	Section 6.15(a)
“Legal Proceeding”	Section 3.10
“Losses”	Annex A
“Maximum Collar”	Section 2.1(a)
“Merger”	Recitals
“Merger Sub”	Preamble
“MGCL”	Recitals
“Minimum Collar”	Section 2.1(a)
“Option”	Section 3.29(d)
“Option Agreement”	Section 3.29(d)
“Parent”	Preamble
“Parent Disclosure Letter”	Article IV
“Parent Indemnified Party”	Annex A
“Parent Objection Notice”	Section 2.1(b)(iii)
“Parent Related Parties”	Section 8.2(f)
“Parent Termination Fee”	Section 8.2(e)
“Party(ies)”	Preamble
“Paying Agent”	Section 2.4(a)
“Per-Claim Deductible”	Annex A
“Permitted Liens”	Section 3.20(b)

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“Preferred Merger Consideration”	Section 2.2(b)(i)
“Preliminary Proxy Statement”	Section 5.3
“Property Managers”	Section 3.20(i)
“Proxy Statement”	Section 3.21
“R&W Insurance Policy”	Section 6.12(a)
“RCP”	Section 3.29(h)
“RCP Participation”	Section 3.29(h)
“REIT”	Section 3.12(b)
“Replaced Indebtedness Fund”	Section 2.4(a)
“Representative Amount”	Section 2.1(a)(xvi)
“Representative Compensation”	Section 2.4(a)
“Representative Fund”	Section 2.4(a)
“Represented Equityholders”	Section 9.16(a)
“Retention Amount”	Section 6.12(a)
“Rights Agent”	Section 2.4(a)
“Sarbanes-Oxley Act”	Section 3.6
“SDAT”	Section 1.3
“SEC”	Section 3.5
“Securities Act”	Section 3.6
“Sentio Georgetown Lender”	Section 3.29(a)
“Shares”	Recitals
“Solvent”	Section 4.10
“Special Meeting”	Section 5.4
“Stockholders’ Representative”	Section 9.16(a)
“Superior Proposal”	Section 5.2(h)
“Surviving Entity”	Section 1.1
“Takeover Statutes”	Section 3.27
“Tax Benefit”	Annex A
“Third Party Claim”	Annex A
“Third Party Payments”	Annex A
“Transactions”	Recitals
“Voting Debt”	Section 3.2(a)
“Westminster Borrower”	Section 3.29(a)

Section 9.7           Interpretation. When a reference is made in this Agreement to Sections, clauses or subclauses, such reference shall be to a Section, clause or subclause of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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Section 9.8           Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 9.9           Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter and each Exhibit or Annex attached hereto) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Merger Sub shall be permitted to take the action contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article II (which, from and after the Effective Time shall be for the benefit of holders of Company Common Stock, the Company Preferred Stock and/or the OP Series B Preferred Units immediately prior to the Effective Time), Section 6.4 (which, from and after the Effective Time shall be for the benefit of the Covered Persons), and Sections 9.11,9.12 and 9.15 (which shall be for the benefit of the Debt Financing Sources to the extent set forth therein).

Section 9.10         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.11         Governing Law; Jurisdiction.

(a)          This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

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(b)          All Legal Proceedings and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any Maryland state or federal court, for the purpose of any Legal Proceeding arising out of or relating to this Agreement or any ancillary agreement related hereto brought by any Party, (b) agrees not to commence any such action or proceeding except in such courts, (c) agrees that any claim in respect of any such action or proceeding may be heard and determined in any Maryland state or federal court, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding, and (e) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring or support any Legal Proceedings arising out of or relating to this Agreement against any of the commercial banks, investment banks or other financial institutions or entities committed to provide or arrange the Debt Financing (or any alternative or replacement Debt Financing) to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including their affiliates and the former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, agents and representatives of the foregoing, and their respective successors and assigns (each a “Debt Financing Source,” and collectively, the “Debt Financing Sources”), including any dispute arising out of or relating in any way to the Debt Financing Commitment Letter or any other letter or agreement related to the financing provided by the Debt Financing Sources or the performance thereof, in any forum other than any state or federal court sitting in the Borough of Manhattan in the City of New York.

Section 9.12         Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING COMMITMENT LETTER). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

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Section 9.13         Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that (a) Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) Parent and one or more direct or indirect wholly owned Subsidiaries of Parent, or (iii) one or more direct or indirect wholly owned Subsidiaries of Parent and (b) Parent and Merger Sub may assign, in their sole discretion and without the consent of any other Party, any or all of their rights, interests and obligations hereunder to the financing sources as collateral security for its obligations under the Debt Financing. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14         Tax Advice. Neither Parent, Merger Sub or their respective advisors, on the one hand, nor the Company or their respective advisors, on the other hand, make any representations or warranties to the other regarding the Tax treatment of the Merger or any other Transaction, and each of the Parties acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement.

Section 9.15         Non-Recourse. Subject to the rights of the parties to the Debt Financing Commitment Letter under the terms thereof, none of the parties hereto, nor or any of their respective affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Debt Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, whether at law or equity, in contract, in tort or otherwise.

Section 9.16         Stockholders’ Representative.

(a)          Appointment. By virtue of the approval of this Agreement by the Company’s stockholders and the consent of the Company Operating Partnership unit holders (the “Represented Equityholders”), and without further action of any Company stockholder, Company Operating Partnership unit holder or other recipient of Aggregate Merger Consideration, each such Represented Equityholder shall be deemed to have irrevocably constituted and appointed Sentio Investments, LLC (and by execution of this Agreement it hereby accepts such appointment) as agent and attorney-in-fact (the “Stockholders’ Representative”) for and on behalf of the Represented Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each such Represented Equityholder with respect to the provisions of Annex A, the Indemnity Escrow Agreement and the Contingent Value Rights Agreement and the taking by the Stockholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Stockholders’ Representative under Annex A, the Indemnity Escrow Agreement or the Contingent Value Rights Agreement; provided, however, the foregoing shall not apply with respect to any unit holder or Company stockholder to the extent that they are explicitly a party to the Contingent Value Rights Agreement; provided further, for the avoidance of doubt, the foregoing appointment does not apply in any respects to the Merger Consideration Allocation Agreement. The power of attorney granted in this Section 9.16(a) is coupled with an interest and is irrevocable, may be delegated by the Stockholders’ Representative and shall survive the death or incapacity of any Represented Equityholder or any other Person. Such agency may be changed by the holders of a majority in interest of the Indemnity Escrow Fund from time to time (including in the event of the death, disability or other incapacity of the Stockholders’ Representative that is an individual), and any such successor shall succeed the Stockholders’ Representative as the Stockholders’ Representative hereunder. No bond shall be required of the Stockholders’ Representative, and the Stockholders’ Representative shall receive no compensation for its services, except for the Representative Compensation (which the Stockholders’ Representative will be entitled to retain for its own account as compensation for its services).

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(b)           Limitation on Liability. The Stockholders’ Representative shall not be liable to any Person for any act of the Stockholders’ Representative taken in good faith and arising out of or in connection with the acceptance or administration of its duties under this Agreement, the Indemnity Escrow Agreement and the Contingent Value Rights Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith), except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Person as a proximate result of the gross negligence, or bad faith of the Stockholders’ Representative. The Representative Fund shall be available to indemnify and hold the Stockholders’ Representative harmless against any liability, loss, damage, penalty, fine, cost or expense incurred by the Stockholders’ Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, the Indemnity Escrow Agreement or the Contingent Value Rights Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the gross negligence, or bad faith of the Stockholders’ Representative. The Representative Fund shall be the Stockholders’ Representative’s sole recourse for any such indemnified liability, loss, damage, penalty, fine, cost or expense incurred. The Stockholders’ Representative shall be entitled to recover any out-of-pocket costs and expenses incurred by the Stockholders’ Representative in connection with actions taken by the Stockholders’ Representative pursuant to the terms of this Agreement, the Indemnity Escrow Agreement or the Contingent Value Rights Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) from the Representative Fund. The Representative Fund shall be the Stockholders’ Representative’s sole recourse for any such out-of-pocket costs and expenses incurred.

(c)          Access. From and after the Effective Time, subject to any applicable attorney-client privilege (after taking into consideration the provisions of Section 6.15), Parent shall provide the Stockholders’ Representative with reasonable access to information about the Surviving Entity, the Company Operating Partnership or any other Company Subsidiary and the reasonable assistance of the officers and employees of Parent, the Surviving Entity, the Company Operating Partnership or any other Company Subsidiary solely for the express purpose of performing its duties and exercising its rights under this Agreement, the Indemnity Escrow Agreement and the Contingent Value Rights Agreement; provided, however, that the Stockholders’ Representative shall not unreasonably interfere with any of the operations or business activities of Parent, the Surviving Entity, the Company Operating Partnership and the other Company Subsidiaries.

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(d)          Actions of the Stockholders’ Representative. From and after the Effective Time, a decision, act, consent or instruction of the Stockholders’ Representative pursuant to its appointment under Section 9.16(a) shall constitute a decision of all of the Represented Equityholders for which the Stockholders’ Representative has authority to act under Section 9.16(a), and shall be final, binding and conclusive upon each such Represented Equityholders for which the Stockholders’ Representative has authority to act under Section 9.16(a), and the Indemnity Escrow Agent and Parent and their respective Affiliates, Subsidiaries, successors and assigns may rely upon any decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each such Represented Equityholder. The Indemnity Escrow Agent, Parent and their respective Affiliates, Subsidiaries, successors and assigns shall be fully protected in relying in good faith on any decision, act, consent or instruction of the Stockholders’ Representative with respect to which (and to the extent that) authority has been granted under Section 9.16(a) and shall not be obliged to make any inquiries into the authority of the Stockholders’ Representative.

(e)          Representative Fund. The Stockholders’ Representative shall have the sole discretion to use the Representative Fund to pay any out-of-pocket costs or expenses incurred by the Stockholders’ Representative in its capacity as the Stockholders’ Representative, including any attorneys’, accountants’ and other experts’ fees. Once the Stockholders’ Representative determines, in its discretion, that it will not incur any additional expenses in its capacity as the Stockholders’ Representative, it will deliver to the Rights Agent the remaining unused portion of the Representative Fund (for further distribution pursuant to the Contingent Value Rights Agreement). The Parties agree that the Stockholder’s Representative shall keep a detailed and accurate accounting of the Representative Fund, including by keeping substantiation for all deductions of the Representative Fund.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Company Operating Partnership and the Stockholders’ Representative (solely for purposes of Article IX), have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

KAREP MASTER JV, LLC

By	/s/ S. David Selznick
Name: S. David Selznick
Title: Vice President

KAREP ACQUISITIONS VEHICLE, LLC

By	/s/ S. David Selznick
Name: S. David Selznick
Title: Vice President

SENTIO HEALTHCARE PROPERTIES, INC.

By	/s/ John Mark Ramsey
Name: John Mark Ramsey
Title: Chief Executive Officer and President

SENTIO HEALTHCARE PROPERTIES OP, L.P.

By	/s/ John Mark Ramsey
Name: John Mark Ramsey
Title: Chief Executive Officer and President

SENTIO INVESTMENTS, LLC,
as Stockholders’ Representative

By	/s/ John Mark Ramsey
Name: John Mark Ramsey
Title: Manager

[Signature Page to Merger Agreement]

ANNEX A

INDEMNIFICATION

Section 1.1           Survival of Representations and Warranties. The representations and warranties of the Company in this Agreement shall survive the Closing and shall terminate at the end of the Indemnity Escrow Period. Notwithstanding the foregoing, if a good faith written claim for indemnification for breach of or inaccuracy in a representation or warranty is made in compliance with the terms of this Annex A prior to the end of the Indemnity Escrow Period, such representation or warranty shall survive, solely in relation to such claim, until such claim is resolved. If Parent does not deliver such a written claim for indemnification prior to the end of the Indemnity Escrow Period, then any associated right to indemnification hereunder for such breach or inaccuracy shall terminate at the end of the Indemnity Escrow Period.

Section 1.2           Indemnification of the Parent Indemnified Parties. Subject to the limitations set forth in this Annex A, from and after the Effective Time, Parent and its Affiliates (which, after the Effective Time, shall include the Surviving Entity, the Company Operating Partnership and each other Company Subsidiary) (each such Person, a “Parent Indemnified Party”) shall be indemnified solely from the Indemnity Escrow Fund for any and all Losses, without duplication, based upon or arising from:

(a)          any breach of or inaccuracy in any representation or warranty made by the Company pursuant to (i) Article III of the Agreement or (ii) the certificate delivered by the Company pursuant to Section 7.2(a) of the Agreement solely with respect to the representations and warranties contained in Article III of the Agreement, in each case, to the extent that such Loss would be covered under the provisions of the R&W Insurance Policy but for the requirement to satisfy the Retention Amount;

(b)          any breach of or inaccuracy in any representation or warranty made by the Company pursuant to Article III of the Agreement arising after the date hereof and prior to the Effective Time to the extent such Loss is excluded pursuant to clause 2 of Section III of the R&W Insurance Policy relating to interim breaches (as defined in the R&W Insurance Policy);

(c)          any Legal Proceeding against the Company, any Company Subsidiary or any officer or director of the Company or any Company Subsidiary, in their capacity as an officer or director, arising between the date hereof and Closing to the extent such costs were not included in the calculation of the Aggregate Cash Merger Consideration or are not covered by applicable insurance;

(d)          the Legal Proceedings set forth on Section A of the Company Disclosure Letter to the extent such Legal Proceedings are not settled prior to the Effective Time or is not covered by insurance;

(e)          any fines or penalties imposed by Governmental Entities arising from violations of HIPAA or Health Care Laws prior to the Closing Date by the Company or any Company Subsidiary; and

(f)          any costs and expenses incurred in the marketing of the partnership interests in Bryan MOB Partners, L.P. or the underlying real property pursuant to Section 6.22(c); and

(g)          any of the matters set forth on Section B of the Company Disclosure Letter.

Section 1.3           Additional Provisions Regarding Indemnification Obligations. Notwithstanding anything to the contrary contained in this Agreement, the rights to indemnification pursuant to the provisions of Section 1.2 are subject to the following limitations:

(a)          Any amounts payable to the Parent Indemnified Parties pursuant to this Annex A shall be paid solely and exclusively from the Indemnity Escrow Fund in accordance with the terms of this Agreement and the Indemnity Escrow Agreement. From and after the Effective Time, the right of any of the Parent Indemnified Parties to be indemnified from the Indemnity Escrow Fund pursuant to this Annex A shall be the sole and exclusive remedy with respect to any breach of or inaccuracy in any representation, warranty, covenant or other agreement of the Company contained in this Agreement. No current or former direct or indirect stockholder of the Company or unit holder of the Company Operating Partnership, or director, officer, employee, affiliate or advisor of the Company, the Company Operating Partnership or such stockholder or unit holder shall have any liability of any nature to Parent or any of its affiliates with respect to any breach of or inaccuracy in any representation, warranty, covenant or other agreement contained in this Agreement or any other matter related to or arising therefrom.

(b)          Without limiting the effect of any other limitation contained in this Annex A, the indemnification provided for in Section 1.2 shall not apply except to the extent that the Losses against which the Parent Indemnified Parties would otherwise be entitled to be indemnified under this Annex A for any individual indemnification claim exceeds $15,000 (the “Per-Claim Deductible”), in which event, for each such individual indemnification claim, Parent shall, subject to the other limitations contained herein, be entitled to be indemnified for the full amount of such Losses from the first dollar. For purposes of the preceding sentence, an individual claim for indemnification based upon the same act, event, omission, circumstance, or set of facts shall be deemed a single individual claim to which a single Per-Claim Deductible shall be applicable.

(c)          Without limiting the effect of any other limitation contained in this Annex A, the indemnification provided for in Section 1.2 shall not apply except to the extent that the aggregate Losses against which the Parent Indemnified Parties would otherwise be entitled to be indemnified under this Annex A exceeds $200,000 (the “Deductible”), in which event, the Parent Indemnified Parties shall, subject to the other limitations contained herein, be entitled to be indemnified for the full amount of such Losses from the first dollar.

(d)          Without limiting the effect of any other limitation contained in this Annex A, for purposes of computing the amount of any Losses incurred by the Parent Indemnified Parties under this Annex A, there shall be deducted: (i) any Tax Benefits actually received by Parent or any of its Affiliates on account of such Losses or any of the circumstances giving rise thereto, in each case within the year of such event; and (ii) an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by Parent or any of its Affiliates (net of actual, out-of-pocket costs of enforcement) in connection with such Losses or any of the circumstances giving rise thereto (“Third Party Payments”). Parent shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts to obtain such Third Party Payments. If any Loss otherwise subject to indemnification hereunder is covered under any property and casualty, errors and omissions or other insurance in favor of Parent or its Affiliates, Parent shall, or shall cause its applicable Affiliates to, make a claim for such Loss under such insurance prior to, or concurrently with, making a claim for indemnification hereunder. The calculation of Losses shall not include losses arising because of a change in any applicable Law or accounting principle, in each case after the Closing. If Parent or any of its Affiliates receives a Tax Benefit or Third Party Payment that would have otherwise been deducted from a Loss under the foregoing provisions after an indemnification payment is made pursuant to this Annex A, Parent shall promptly pay the amount thereof to the Indemnity Escrow Agent (for deposit into the Indemnity Escrow Fund pursuant to the Indemnity Escrow Agreement) or, if such amount is received after the end of the Indemnity Escrow Period, Parent shall promptly pay such amount to the Rights Agent (for further distribution pursuant to the Contingent Value Rights Agreement) at such time or times as and to the extent that such Tax Benefit or Third Party Payment is actually received by Parent or any of its Affiliates.

(e)          Without limiting the effect of any other limitation contained in this Annex A, the Parent Indemnified Parties shall not be entitled to indemnification under this Annex A to the extent that the Losses giving rise to the right to such indemnification have already been addressed through a reduction in the Aggregate Cash Merger Consideration pursuant to an adjustment made thereto under Section 2.1.

(f)          Notwithstanding anything in this Agreement to the contrary, for purposes of determining whether a breach of or an inaccuracy in a representation or warranty has occurred, and calculating the amount of Losses (including in connection with the Per-Claim Deductible and the Deductible) incurred in connection therewith, any and all references to “material” or “Company Material Adverse Effect” (or other similar or correlative terms or qualifiers) shall be disregarded.

Section 1.4           Indemnification Procedures; Third Party Claims.

(a)          A Parent Indemnified Party shall give the Stockholders’ Representative prompt written notice of any matter which the Parent Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement (other than a Third Party Claim), within twenty (20) business days of such determination (an “Indemnity Notice”), specifying with reasonable particularity (on the basis of the information available) the factual basis for the Parent Indemnified Party’s right to indemnification hereunder and the amount of Losses included in the Parent Indemnified Party’s claim for indemnification, to the extent known or estimable; provided, however, that the failure to give an Indemnity Notice shall not waive a Parent Indemnified Party’s right to indemnification, except if, and then to the extent, the Stockholders’ Representative is prejudiced by the Parent Indemnified Party’s failure to give notice. Parent shall cooperate fully with the Stockholders’ Representative’s review and contesting of such Indemnity Notice. Such cooperation shall include the retention and the provision of books, records and information that are reasonably relevant to any Indemnity Notice and making available on a mutually convenient basis full access to all relevant books, records, information and personnel of Parent reasonably necessary for the Stockholders’ Representative’s review and/or contesting of an Indemnity Notice. Parent will, and will cause the surviving entity and the Company Subsidiaries to retain until the termination of the Indemnity Escrow Agreement all books, records and information pertinent to the operation of the business of the Company and the Company Subsidiaries prior to the Closing Date.

(b)          If any claim, action, suit, proceeding or demand is brought by a Person who is not a party to this Agreement or an Affiliate thereof (a “Third Party Claim”) against a Parent Indemnified Party, and if such party intends to seek indemnification with respect thereto pursuant to this Annex A, such Parent Indemnified Party shall promptly, but in any event within twenty (20) business days after the Parent Indemnified Party learns of the existence of the Third Party Claim, notify the Stockholders’ Representative in writing of the Third Party Claim, specifying with reasonable particularity (on the basis of the information available) the nature of such Third Party Claim, the factual basis for the Parent Indemnified Party’s right to indemnification hereunder and the amount of Losses included in the Parent Indemnified Party’s claim for indemnification, to the extent known or estimable; provided, however, that no delay on the part of the Parent Indemnified Party in notifying the Stockholders’ Representative will waive the Parent Indemnified Party’s right to indemnification, except to the extent the Stockholders’ Representative is prejudiced by the Parent Indemnified Party’s failure to give notice. The Parent Indemnified Party will deliver to the Stockholders’ Representative, promptly after the Parent Indemnified Party’s receipt thereof, copies of all court papers relating to the Third Party Claim and notices and documents relating to the Third Party Claim received by the Parent Indemnified Party.

(c)          The Stockholders’ Representative will have the right to participate in or assume the defense of the Third Party Claim (in either case at the expense of the Stockholders’ Representative) with counsel of its choice; provided, however, that the Stockholders’ Representative may assume the defense of the Third Party Claim only so long as (i) the Stockholders’ Representative delivers written notice to the Parent Indemnified Party of its election to assume the defense of the Third Party Claim within twenty (20) business days of receipt of written notice of such Third Party Claim from the Parent Indemnified Party; (ii) the Third Party Claim would not reasonably be expected to result in injunctions or other equitable remedies in respect of Parent or its business; and (iii) the Third Party Claim would not reasonably be expected to result in criminal proceedings in respect of Parent or its business. Should the Stockholders’ Representative so elect to assume the defense of a Third Party Claim, the Stockholders’ Representative shall not be liable to the Parent Indemnified Party for any legal or other expenses subsequently incurred by the Parent Indemnified Party in connection with the defense thereof. If the Stockholders’ Representative is conducting the defense of the Third Party Claim in accordance with the provisions above, the Parent Indemnified Party, at its sole cost and expense, may retain separate counsel, and participate in the defense of the Third Party Claim, it being understood that the Stockholders’ Representative will control such defense. If the Stockholders’ Representative has not assumed the defense of such Third Party Claim within twenty (20) business days of receipt of written notice of such Third Party Claim, the Parent Indemnified Party will (upon delivering written notice to such effect to the Stockholders’ Representative) have the right to undertake the defense of such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Parent Indemnified Parties in no event shall be entitled to reimbursement for more than one counsel (plus any required local counsel) for all Parent Indemnified Parties.

(d)          Parent shall provide to the Stockholders’ Representative, upon its written request, documents and materials that are under the Parent Indemnified Parties’ control and that the Stockholders’ Representative reasonably considers necessary or desirable for the defense of a Third Party Claim. Parent shall execute such documents and take such other actions, including making its and its Affiliates’ employees reasonably available during normal business hours with reasonable advance written notice, as the Stockholders’ Representative may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, a Third Party Claim. Parent and the Stockholders’ Representative shall otherwise fully cooperate as reasonably requested by the other party in the defense of each Third Party Claim, including making available all witnesses, pertinent records, materials and information in such party’s possession or under its control relating thereto as is reasonably required by the other party.

(e)          Notwithstanding anything in this Section 1.4 to the contrary, neither the Stockholders’ Representative nor the Parent Indemnified Party shall, without the written consent of the other party (which consent shall not be unreasonably delayed, withheld or conditioned), settle, compromise or discharge any Third Party Claim or admit any liability or permit a default or consent to entry of any judgment with respect to any Third Party Claim; provided that if the Stockholders’ Representative assumes the defense of any Third Party Claim, the Stockholders’ Representative may agree to any settlement, compromise or discharge of such Third Party Claim without the consent of the Parent Indemnified Party if (i) by its terms it unconditionally releases the Parent Indemnified Party completely from all liability in connection with such Third Party Claim, (ii) does not include an admission of wrongdoing or misconduct by the Parent Indemnified Party, and (iv) does not impose any injunctive or other equitable relief against the Parent Indemnified Party.

Section 1.5           Treatment of Payments to Holders of Contingent Value Rights. Any payments made to holders of Contingent Value Rights pursuant to this Agreement and the Contingent Value Rights Agreement shall be treated as an adjustment to the Merger Consideration for all Tax, financial, reporting and other purposes, to the extent permitted under applicable Law.

Section 1.6           Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, after the Closing, the remedies set forth in this Annex A shall be the sole and exclusive remedy for Parent for any breach of or inaccuracy in any representation, warranty, covenant or other provision contained in this Agreement by the Company or the Company Operating Partnership (recoverable in accordance with the terms hereof). In furtherance of the foregoing, Parent (on behalf of itself and its affiliates, successors and assigns) hereby forever waives and releases (and covenants not to sue with respect to), from and after the Closing, any and all claims and rights of action it may have against the direct or indirect holders of Company Common Stock or Preferred Stock or unit holders of the Company Operating Partnership and their respective affiliates, successors, and assigns, in each case under, relating to, or arising out of this Agreement.

Section 1.7           Certain Definitions. For the purposes of this Annex A, the term:

“Indemnity Escrow Period” means the period beginning at the Effective Time and ending on the date that is thirty six (36) months thereafter.

“Losses” means any out-of-pocket losses, damages, penalties, fines, costs or expenses (including reasonable attorneys’ fees and expenses), but excluding (whether in contract, tort or otherwise) (a) any special, incidental, indirect or consequential damages (other than consequential damages that are the reasonably foreseeable consequence of the relevant breach), and any damages associated with any lost profits or lost opportunities (including losses based on a multiple of revenue or earnings or loss of future revenue, income or profits), and (b) any exemplary or punitive damages, except, in the case of clause (a) or (b), where such damages are recovered by a third party from a Parent Indemnified Party in connection with other Losses indemnified hereunder.

“Tax Benefit” means, with respect to any applicable Losses, any cash Tax savings or refunds that are received and actually recognized by Parent or any Subsidiary thereof in the Tax year of the respective Losses, and any amounts actually credited against cash Taxes payable of Parent or any Subsidiary thereof in the Tax year of the respective Losses, in each case determined on a with and without basis (comparing the actual cash Tax liability of Parent or any Subsidiary thereof for such Tax year against the hypothetical cash Tax liability of such Party had such Losses not been incurred).

Section 1.8           Non-Recourse. Neither Parent, Merger Sub nor or any of their respective affiliates (including, from and after the Effective Time, the Company and the Company Subsidiaries), shall have any rights or claims against any stockholders, unit holders, officers or directors of the Company or the Company Operating Partnership, or their respective affiliates, whether at law or equity, in contract, in tort or otherwise, pursuant to or in connection with this Agreement.